SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 20, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MANAGEMENT PROPOSAL

AGM 2018

March 19, 2018

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

Summary

01 – Call Notice

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meetings to be held on April 19th, 2018, at 11am, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13rd floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2017; **(2)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2017, and on the dividend distribution by the Company; **(3)** To confirm the appointments of the Board of Directors' Members made at the Board of Directors' Meetings held on November 29th, 2017 and March 16th, 2018, pursuant to Article 150 of Law Nr. 6,404/1976 and to Article 20, Section 2 of the Company's By-laws; **(4)** To appoint the new Board Members in replacement of the Board Members who resigned on March 16th, 2018 as per the Material Fact published on the same date; **(5)** To resolve on the composition of the Fiscal Council of the Company; **(6)** To appoint the regular and alternate members of the Fiscal Council of the Company; and **(7)** To resolve on the compensation proposal for the Company's administrators, the members of the Committees and the members of the Fiscal Council, for the fiscal year of 2018.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through

the execution of the 11th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled companies, TIM Celular S.A. ("TCEL") and TIM S.A., on the other hand; and **(2)** To resolve on the proposal of the Long Term Incentive Plan of the Company.

General Instructions:

1. All the documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meetings are at the Shareholders' disposal at the Company's head offices, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. The Shareholders' may participate either in person or represented by a duly constituted proxy, as provided by Article 126 of Law Nr. 6,404/1976 and by the sole paragraph of Article 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In person**: A Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head offices the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification documents of the representative, within two (2) business days prior to the Shareholders' Meeting;

c. **By distance voting ballot**: The Shareholder that, pursuant to CVM's Instruction Nr. 481/2009, opts to participate by distance voting ballot, must send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or must

send the form directly to the Company, in any case, up to 07 (seven) days prior to the Shareholders' Meeting, as informed in the Management's Proposal.

3. The documents mentioned herein shall be forwarded as follows: TIM Participações S.A., Investor Relations Officer, Mr. Adrian Calaza, Avenida João Cabral de Mello Neto, 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 19th, 2018.

João Cox Neto

Chairman of the Board of Directors

02 – Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2017

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2017

Dear Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº02/2018, and as set forth in the CVM Instruction Nr. 481/2009, TIM Participações S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2017, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

www.tim.com.br/ir

Rio de Janeiro, March 19, 2018.

João Cox Neto
Chairman of the Board of Directors

03 – Item 10 from the Reference Form

10.1. The officers shall comment on:

The financial information included in this Reference Form, except as expressly provided, refers to the consolidated financial statements related to socials exercises ended on December 31st, 2015, 2016 and 2017.

The information contained in item 10 of the Reference Form shall be read and analyzed in conjunction with the consolidated financial statements available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. *general financial and equity conditions*

The Officers of TIM Participações understand that the Company has a healthy financial and equity condition to implement its strategic plan and comply with its short and long-term obligations.

In 2017, the Company kept a comfortable financial and equity situation, presenting (i) gross debt was down by 22.9%, (ii) reduction of 33.6% in cash and securities position, mainly explained by the prepayment of higher-cost debt (iii) slight reduction of net debt, gross debt discounted of cash and securities position, and (iv) reduction in the level of indebtedness, Net Debt / EBITDA. EBITDA increased 14.2% in 2017, driven by revenue growth and strict cost control.

Financial Condition	2017	2016	2015
In million reais			
Cash and Equivalent Cash	3,726	5,608	6,700
EBTIDA	5,947	5,209	6,613
Gross Debt	6,423	8,329	8,432
Net Debt	2,697	2,721	1,733
Net Debt / EBTIDA	0.45	0.52	0.32

* In addition to Securities

The Company's debt is concentrated in long-term contracts (77% of the total), mainly through BNDES financing. Approximately 9% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing effects was 10.5% p.y, a reduction when compared to the to the 12.5% p.y cost recorded in 2016. Aiming at an efficient management of the Company's indebtedness and cash position, in 2017, TIM decided to partially liquidate in advance higher-cost debt in the total amount R$ 1,717 million.

Accompanied by its solid cash position, the Company also has stable liquidity ratios, showing overall ability to meet its short- and long-term obligations. Regarding liquidity ratios, the Company had: General Liquidity ((Current Assets + Non-Current Receivables) / (Current + Non-Current Liabilities)), considering as Non-current Receivables the Company's Non-Current Assets, for the years 2015, 2016 and 2017 of 1.87, 1.98 and 2.26, respectively, and Current Liquidity (Current Assets / Current Liabilities) of 1.31, 1.39 and 1.05 respectively.

As for the debt profile, the Company has maintained the concentration of its short-term obligations under control, having presented in the years 2015, 2016 and 2017 the Composition Index of Debt (Current Liabilities / (Total Liabilities - Shareholders' Equity), 48%, 42% and 50%, respectively.

b. *capital structure*

The Directors believe that the current capital structure of TIM Participações presents conservative leverage levels. The Leverage Ratio (Gross Debt / Shareholders' Equity) closed the years 2015, 2016 and 2017 in 51%, 48% and 35%, respectively.

The Overall Debt Ratio shows the Company's balance in the assets financing sources, shareholder's equity vs. third parties' capital. In addition, the Company's concern to keep a capital structure that supports business needs is reflected in the debt profile, as indicated by the Composition Index of Debt.

Capital Structure Ratios	2017	2016	2015
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	44.3%	50.4%	53.4%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	50.0%	41.7%	48.3%

In parallel, the Company is able to generate enough cash to meet its obligations, with a net debt / EBITDA ratio significantly below the average for the telecommunications industry.

c. *payment capacity regarding the assumed financial commitments*

The Directors believe it has enough liquidity and capital resources to cover investments, operating expenses and debts. It is understood that working capital is sufficient for current requirements, as well as cash and third-party loans, are sufficient to cover the financing of its activities. The Board of Executive Officers also believes it has the capacity to contract new loans to finance investments that accompany the opportunities of the sector.

Liquidity ratios, which indicate the financial capacity of the Company to fulfill commitments with third parties, present controlled and compatible levels with the strategic movements adopted by the Company, as shown in the table below.

Liquidity Ratios	2017	2016	2015
Immediate liquidity (Available/Current liabilities)	51.6%	77.0%	73.1%
Current Liquidity (Current Asset/Current liabilities)	105.3%	138.8%	131.3%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	103.6%	136.8%	129.8%

In addition, other indicators, based on cash generation capacity, are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation of the Company, as reported below:

- EBITDA in 2015 totaled R$ 6,613 million, while financial expenses for the same period amounted to R$ 1,115 million and total gross debt at the end of the period was R$ 8,432 million. As a result, the financial expense coverage level, which measures the ability to pay financial expenses in relation to EBITDA, was 0.17 times and the level of debt coverage, which measures the level of gross debt to EBITDA, was 1.28 times.

- EBITDA in 2016 totaled R$ 5,209 million, while financial expenses for the same period amounted to R$ 1,156 million and total gross debt at the end of the period was R$ 8,329 million. Thus, the financial expense coverage level, which measures the ability to pay financial expenses in relation to EBITDA, was 0.22 times and the level of debt coverage, which measures the level of gross debt to EBITDA was 1.60 times.

- EBITDA in 2017 totaled R$ 5,947 million, while financial expenses for the same period amounted to R$ 1,010 million and total gross debt at the end of the period was R$ 6,423 million. Thereby, the financial expense coverage level, which measures the ability to pay financial expenses in relation

to EBITDA, was 0.17 times and the level of debt coverage, which measures the level of gross debt to EBITDA was 1.08 times.

d. sources of financing for net working capital and for investment in non-current assets used

The main source of funding is operating cash flow, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies.

e. sources of financing for net working capital and for investment in non-current assets that it intends to use to cover liquidity deficiency

The Board of Executive Officers intends to use operating cash flow, renegotiation of short-term debts and new financing for eventual coverage of future liquidity deficiencies.

f. levels of indebtedness and characteristics of such debts, also describing:

i. relevant loan and financing contracts

ii. other long-term relationships with financial institutions

iii. subordination degree among the debts

iv. any restrictions imposed to the issuer, especially regarding the limits of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as if the issuer is complying with these restrictions

TIM Participações S.A. has no loans and financing as of December 31st, 2017.

At the end of 2017, the Company had a debt level of 0.45 times (Financial Debt / Shareholder's Equity). The table below shows the characteristics of the loans and financing considered relevant:

Description	Currency	Chargers (p.y)	Expiration	Guarantees	2017	2016	2015
						Consolidated	
In thousand reais							
BNDES	URTJLP	TJLP à TJLP + 3,62%	Jul/18 a Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	1,945,140	2,546,627	2,528,158
BNDES	UMIPCA	UMIPCA + 2,62%	Jul/17	Guarantee from TIM Part. and receivables from TIM Celular	-	36,552	68,628
BNDES	UM143	SELIC+2,52%	Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	1,911,383	2,068,629	1,475,426
BNDES (PSI)	R$	2,50% a 4,50%	Jul/18 a Jan/21	Guarantee from TIM Part. and receivables from TIM Celular	263,972	444,847	563,465
BNB	R$	10.00%	Jan/16	Bank Guarantee and Guarantee from TIM Part.	-	-	931
Banco BNP Paribas	USD	Libor 6M + 2,53%	Dec/17	Guarantee from TIM Part.	-	78,065	187,038
European Investment Bank (BEI)	USD	Libor 6M + 0,57% a 1,324%	Aug/19 a Feb/20	Bank Guarantee and Guarantee from TIM Part.	-	622,980	1,859,821
Bank of America (Res. 4131)	USD	Libor 3M + 1,35%	Sept/16	-	-	-	468,114
Bank of America (Res. 4131)	USD	Libor 3M + 2,00%	Sept/18	-	-	324,860	-
KFW	USD	Libor 6M + 1,35%	Apr/19	Guarantee from TIM Part.	110,937	182,046	304,924
Cisco Capital	USD	1,80% a 2,50%	Sept/18 a Dec/20	-	198,990	294,138	469,931
KFW Finnvera	USD	Libor 6M + 0,75%	Jan/24	Guarantee from TIM Part.	260,522	121,038	-
Total:					4,690,944	6,719,782	7,926,436
Current:					1,351,860	1,145,225	2,326,186
Non-Current:					3,339,084	5,574,557	5,600,250

Credit Lines

Type	Currency	Opening date	Deadline	Total amount	Remaining amount	Amount used until 31 of December of 2016
In thousand reais						
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	-	1,637,262
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	-	1,672,687
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	-	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total	R$			5,763,935	2,940	3,737,949
KFW Finnvera (3)	USD	Dec/15	Jun/18	150,000	51,094	93,088
Total	USD			150,000	51,094	93,088

Purpose:

(1) Financing investments in network and information technology for 2014, 2015 and 2016.
(2) Financing TIM Innovation Projects for 2016, 2017 and 2018.
(3) Financing purchases of imported equipment and Nokia services for 2015, 2016 and 2017.
The amount of R$ 310,440 already disbursed was equivalent to US$ 93,088 at the time of disbursement.

The financing of TIM Celular, contracted with BNDES, was obtained for the expansion of the mobile network and has restrictive contractual clauses providing for compliance with certain financial ratios calculated semi-annually. The Controlled Company, TIM Celular, has been met the defined financial ratios.

The PSI funding lines (Investment Support Program), contracted with BNDES, refer to specific programs of the institution and have lower interest rates than those provided for in ordinary transactions of BNDES. The corresponding balance on December 31, 2017 to adjust for the subsidy granted by BNDES for all lines of PSI, is approximately R$ 89 million, this amount being recorded in the group of "Deferred income" under "Government Grants" and the deferral is made according to the useful life of the asset being financed and recognized in income in "Other Grant Income."

In December 2017, the Company liquidated in advance R$ 800 million of existing debt with BNDES.

The controlled company TIM Celular has swap transactions, in order to be protected from the real devaluation risk with respect to the US dollar in its loans and financing. However, it does not apply the "hedge accounting".

Loans and financing on December 31, 2017 due on long-term is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2019	1,193,992
2020	857,304
2021	768,270
2022	461,909
2023	18,883
2024	38,726
	3,339,084

On December 31st, 2017, the Company had the obligation to meet every six months the following financial ratios, which act as restrictive covenants of the loans mentioned in item F.

a) Capitalization Index (PL / AT): equal to or greater than 0.35;
b) EBITDA / Net Financial Expenses: equal to or greater than 3.50;
c) Total Financial Debt / EBITDA: equal to or lower than 3.00;
d) Net Financial Debt in Short-Term / EBITDA: equal to or lower than 0.35;

The Company is comfortably meeting the defined financial ratios. In addition, there are also restrictive covenants which include:

i. Sale, purchase, merger, spin-off or any other act that matters or may import in changes in the Company's current corporate structure, except those within the same economic group; and
ii. Sales and exchanges of assets by the Company and its subsidiaries.

g. limits of contracted financing and percentages already used

In December 2015, a new financing line of US$ 150 million was contracted with KFW Finnvera. In April 2016 and April 2017, US$ 45 million and US$ 48 million of this line were respectively disbursed.

h. significant amendments in each item of financial statements

Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with accounting practices

adopted in Brazil and with IFRS, issued by IASB, and the individual financial statements according to BR GAAP. The accounting practices used in Brazil comprise those included in the Brazilian corporate law, rules and regulations of the Brazilian Securities and Exchange Commission and the pronouncements, guidelines and interpretations issued by the CPC and approved by the Brazilian Securities and Exchange Commission and the CFC. The financial statements have been revised to ensure that they represent the information related to the economic conditions of the Company's business environment.

Description of Key Income Statement Lines

Gross Revenues on Service: It represents the revenue from the provision of services, among which are the telecommunication services in mobile and fixed segments.

Gross Revenues on Product: It represents revenue from the sale of cell phones, accessories and others.

Taxes and Discounts: It represents the expenses incurred with taxes, fees, contributions and discounts on telecommunications services and sales of goods.

Net Service Revenues: It represents revenues from the provision of services after deducted taxes and discounts.

Net Product Revenues: It represents revenues from the sale of cell phones, accessories and others, after deducted taxes and discounts.

Operating Expenses: It represents costs incurred in the maintenance, operation and other activities directly related with the production of service revenue and product sales, and the consumption of goods and/or services to produce and sell products and/or services, manage the company, finance its operations and perform other related activities.

EBITDA: Earnings before interest, taxes, depreciation and amortization represents the Company's cash generation, which is the capacity of the Company to generates resources exclusively in its operating activities without taking into account the financial and tax effects.

Net Financial Income: It represents the balance between remuneration of capital obtained in financial operations and expenses incurred with the remuneration of loans and financing obtained from third parties.

Income before Taxes: It represents the Company's net income before provision of income tax and social contribution on income for the period, calculated according to the accrual basis, as well as on the additions of temporary differences between accounting income and taxable income

Net Income: It represents operating income minus financial income and expenses, and income tax and social contribution. It is the calculation of revenue after costs and expenses of operation, depreciation and amortization, interest, taxes and other expenses.

General Analysis of the Result

The Board of Executive Officers of TIM Participações analyzes the income statement for the year based on the Company's organic performance, excluding non-recurring effects. The Board understands this is the method that best demonstrates the Company's financial condition in the development of its business strategy. Therefore, when applicable, the adjusted indicators will be signaled under the normalized indicator and will be accompanied by an explanatory note detailing the corresponding effects.

In addition, the Board of Executive Officers understands that the comments on the results, which are presented below, should be read combined with the Company's financial statements made available in the CVM and in the Investor Relations website of TIM Participações.

Consolidated Income Statement for the activities ended on December 31st, 2017, 2016 and 2015

Description	2017	A.V.	YoY %	2016	A.V.	YoY %	2015	A.V.
In thousand reais								
Gross Revenues	**22,611,075**	-	**-0.6%**	**22,745,590**	-	**-11.7%**	**25,771,500**	-
Gross Revenues on Services	21,433,515	94.8%	0.3%	21,367,819	94.8%	-7.6%	23,124,634	89.7%
Gross Revenues on Products	1,177,559	5.2%	-14.5%	1,377,771	5.2%	-47.9%	2,646,866	10.3%
Discounts and Deductions on Gross Revenues	**(6,377,116)**	-	**-10.5%**	**(7,128,176)**	-	**-17.4%**	**(8,629,235)**	-
Taxes and discounts on Services	(5,959,373)	93.4%	-10.4%	(6,647,565)	93.4%	-14.1%	(7,737,407)	89.7%
Taxes and discounts on Products	(417,743)	6.6%	-13.1%	(480,611)	6.6%	-46.1%	(891,828)	10.3%
Net Revenues	**16,233,959**	-	**3.9%**	**15,617,413**	-	**-8.9%**	**17,142,265**	-
Services Revenues	15,474,142	95.3%	5.1%	14,720,253	95.3%	-4.3%	15,387,227	89.8%
Mobile Service	14,687,055	94.9%	5.1%	13,968,489	94.9%	-5.1%	14,726,779	95.7%
Client Generated	13,379,590	91.1%	6.5%	12,557,567	91.1%	-2.9%	12,939,020	87.9%
Voice Local (Usage and Monthly fee)	3,725,231	27.8%	-23.8%	4,891,342	27.8%	-12.6%	5,595,440	43.2%
Voice Long Distance	1,050,511	7.9%	-25.8%	1,415,823	7.9%	-22.0%	1,814,065	14.0%
Data and Content VAS	8,603,848	64.3%	37.7%	6,250,402	64.3%	13.0%	5,529,515	42.7%
Interconnection	835,198	5.7%	-21.3%	1,061,019	5.7%	-30.3%	1,521,917	10.3%
Other Revenues	472,267	3.2%	35.0%	349,903	3.2%	31.6%	265,842	1.8%
Fixed Service	787,087	5.1%	4.7%	751,765	5.1%	13.8%	660,449	4.3%
Products Revenues	759,817	4.7%	-15.3%	897,160	4.7%	-48.9%	1,755,038	10.2%
Operating Expenses	**(10,286,935)**	-	**-1.2%**	**(10,408,046)**	-	**-1.1%**	**(10,528,854)**	-
Personnel	(956,416)	9.3%	-4.9%	(1,005,296)	9.3%	-3.7%	(1,043,852)	9.9%
Commercial	(3,494,192)	34.0%	-2.9%	(3,597,101)	34.0%	-3.9%	(3,742,720)	35.5%
Network and Interconection	(3,825,912)	37.2%	1.4%	(3,773,782)	37.2%	-1.3%	(3,823,481)	36.3%
General and Administrative	(548,481)	5.3%	1.5%	(540,487)	5.3%	-11.5%	(610,974)	5.8%
Cost of Good Sold (COGS)	(846,839)	8.2%	-13.2%	(975,959)	8.2%	-47.4%	(1,856,668)	17.6%
Bad Debts	(316,387)	3.1%	18.7%	(266,442)	3.1%	15.7%	(230,357)	2.2%
Other Operational Revenues (Expenses)	(298,709)	2.9%	20.0%	(248,979)	2.9%	-132.0%	779,198	-7.4%
Normalized Operating Expenses	**(10,284,883)**	-	**-1.0%**	**(10,387,386)**	-	**-11.5%**	**(11,739,834)**	-
EBITDA	**5,947,023**	-	**14.2%**	**5,209,367**	-	**-21.2%**	**6,613,411**	-
EBITDA Margin	36.6%	-	3.3 p.p.	33.4%	-	-5.2 p.p.	38.6%	-
Normalized EBITDA	**5,949,076**	-	**13.7%**	**5,230,027**	-	**-3.2%**	**5,402,431**	-
EBITDA Margin (Normalized)	36.6%	-	3.2 p.p.	33.5%	-	2.0 p.p.	31.5%	-
Depreciation & Amortization	**(4,013,671)**	-	**6.0%**	**(3,785,172)**	-	**12.6%**	**(3,361,971)**	-
Depreciation	(2,180,247)	54.3%	4.6%	(2,084,041)	54.3%	12.6%	(1,851,261)	55.1%
Amortization	(1,833,424)	45.7%	7.8%	(1,701,131)	45.7%	12.6%	(1,510,710)	44.9%
EBIT	**1,933,352**	-	**35.8%**	**1,424,196**	-	**-56.2%**	**3,251,440**	-
EBIT Margin	11.9%	-	2.8 p.p.	9.1%	-	-9.8 p.p.	19.0%	-
Net Financial Results	**(497,836)**	-	**21.2%**	**(410,880)**	-	**64.1%**	**(250,406)**	-
Financial Expenses	(1,009,653)	202.8%	-12.7%	(1,156,485)	202.8%	3.7%	(1,115,524)	445.5%
Net Exchange Variance	(748)	0.2%	-84.6%	(4,845)	0.2%	-301.0%	2,410	-1.0%
Financial Income	512,565	-103.0%	-31.7%	750,450	-103.0%	-13.0%	862,708	-344.5%
Income before Taxes	**1,435,516**	-	**41.7%**	**1,013,316**	-	**-66.2%**	**3,001,034**	-
Income Tax and Social Contribution	(201,009)	-	-23.5%	(262,889)	-	-71.3%	(915,591)	-
Net Income	**1,234,507**	-	**64.5%**	**750,427**	-	**-64.0%**	**2,085,443**	-

* Normalized for towers sale (-R$1,211 million in 2015, -R$44 million in 2016 e +R$1.8 million in 2017) and HR and G&A temporary costs (+R$65 million in 2016 e +R$252 thousand in 2017)

Gross Revenue

In 2017, total gross revenue closed down by 0.6% YoY, gross service revenue increased by 0.3% YoY and gross product revenue fell by 14.5%. The results of the annual variations represent a significant improvement compared to 2016, mainly due to: (i) recovery of Company's business; (ii) change in revenues profile, with greater focus on data; and (iii) amendment of sales strategy for granting selective discounts.

Taxes and Discounts on Total Revenue

Our taxes and discounts on total revenues decreased 10.5%, from R$ 7,128 million in the fiscal year ended on December 31st, 2016 to R$ 6,377 million in the fiscal year ended on December 31st, 2017. The deceleration of taxes and discounts is mainly due to the decrease of usage and monthly fee revenues.

Net Service Revenues

Following the improvement in gross revenue, in 2017 net service revenue increased by 5.1% YoY, mainly driven by SVA and fixed service revenue. The following is a brief breakdown of net service revenue major components.

Mobile Services. The mobile services and other revenues increased R$ 719 million, or 5.1%, to R$ 14,687 million in the fiscal year ended on December 31st, 2017, due to macroeconomic environment improvement and the acceleration in the migration from voice to data, partially offset by mobile termination rate cuts.

Monthly Fee and Usage. Following the transition from voice to data services, monthly fee and usage revenues keep accelerating the pace of annual decline regarding the previous years. In 2017, the line declined 23.8% (vs. 12.6% in 2016), reaching R$ 3,725 million. This decrease is explained primarily by outgoing traffic reduction and migration of customers from voice services to data services.

Long Distance. Totaling R$ 1,051 million in the fiscal year ended on December 31st, 2017 and a decrease of 25.8% in the year, the long-distance account follows performance similar to the subscription and usage line with an even greater change in the use of voice for data, as well as the strong adoption of messaging and connection applications.

VAS - Value-added Services. On the other hand, VAS registered a strong growth of 37.7%, reaching R$ 8,604 million in the fiscal year ended on December 31st, 2017 and representing 58.6% of the mobile services revenues. This acceleration is the result of the Company's successful strategy to offer more bundle services and increases the recurring offers, also incorporating differentiated content services for the customer.

Interconnection. The interconnection revenue registered a drop of 21.3% reaching R$ 835 million in the fiscal year ended on December 31st, 2017. This line result is impacted by the combination of the strong reduction in MTR fees and the change in the total voice traffic dynamics. The reduction in SMS usage also impacted negatively this line.

Fixed Service. Fixed service revenue totaled R$ 787 million at the end of the fiscal year ended on December 31st, 2017 and grew by 4.7% regarding the previous year. The solid recovery of the fixed business is still based on the excellent performance of ultra-broadband services, representing ~ 40% of total fixed service revenue.

Products Net Revenues

Products Net Revenues totaled R$ 760 million, a decrease of 15.3% compared to 2016, reflecting the handsets sales decrease and lowest average price. Importantly, TIM's handset sales mix continue to evolve into high-value products, with sales volume migrating from prepaid segment to postpaid and to control segment. Regarding the fall in average sale price, it is highlighted that the result was affected by a change in supplier's strategy, that started to deliver equipment of higher quality at more affordable prices.

Operating Costs and Expenses

Normalized operating costs and expenses (excluding the effects of tower sales and temporary HR and G&A costs) fell 1.0% in the year, totaling R$ 10,285 million in 2017 despite the significant growth in postpaid base and the ongoing network infrastructure expansion. Below is a breakdown of the main components of the costs and expenses line.

Personnel: normalized personnel expenses reached R$ 956 million in 2017, presenting a slight increase

of 0.8% compared to 2016 due to the impact of inflation on wages adjusted in 2Q17 (when the cumulative INPC of the last 12 months was 9.62%) and higher expenses with labor contingencies. These effects more than compensate the reduction in the employee base (9,519 in 2017 vs. 9,863 in 2016).

Commercial: selling and marketing expenses decreased 2.9%, reaching R$ 3,494 million. The result was mainly impacted by the reduction of FISTEL expenses and prepaid recharge rates, as well as savings generated through processes digitalization and efficiency on advertising expense mix. These effects more than compensate the increase in postpaid commission expenses.

Network and Interconnection: in 2017, network and interconnection lines increased 1.4%, following the network expansion effects, which impacted expenses such as land rental and infrastructure sharing (with effects on costs and revenues), as well as the impact of essential services such as energy.

General and Administrative: general and administrative expenses normalized closed 2017 with a growth of 3.1% compared to 2016, following the increase in accumulated inflation in the same period, when the IPCA reached a rise of 2.95%.

Cost of Goods Sold: cost of goods sold (COGS) was R$ 847 million, a decrease of 13.2% when compared to 2016, due to the drop in the number of handsets sold and also impacted by change in handsets business strategy.

Provisions for Doubtful Accounts (Bad Debt): in 2017, costs with bad debt reached R$ 316 million, an increase of 18.7% compared to the result of 2016. This result is explained by a significant increase in postpaid customer base (19.6% in the same period) and, hence, revenues. Despite this performance, Bad Debt as a percentage of total gross revenues follows a healthy level of 1.4%, practically stable compared to 2016, a sign that default levels remains under control.

Other Operating Expenses: the other expenses normalized lie totaled R$ 297 million, with a slight increase of 1.3% compared to 2016. The main drive for this line sill the FUST / FUNTEL, in addition to other seasonal effects.

EBITDA & Net Profit

Normalized EBITDA (excluding the effects mentioned before) totaled R$ 5,949 million, an important increase of 13.7% according to 2016 due to the combination of: (i) higher mobile service revenues, with an increase in the contribution margin; (ii) increase in fixed revenues; and (iii) effective cost control. As a result, EBITDA margin reached 36.6% in 2017, up 3.2 p.p. regarding the 2016 result.

Net Income was R$ 1,235 million, a strong increase of 64.5% compared to 2016.

Consolidated Balance Sheet for the years ended on December 31st, 2017, 2016 and 2015

Description	2017	A.V.	YoY %	2016	A.V.	YoY %	2015	A.V.
In thousand reais								
Assets	**32,600,365**	**-**	**-5.9%**	**34,655,680**	**-**	**-2.5%**	**35,556,387**	**-**
Current Assets	**7,607,388**	**23.3%**	**-24.7%**	**10,107,398**	**29.2%**	**-16.1%**	**12,040,246**	**33.9%**
Cash and Cash Equivalents	2,960,718	38.9%	-42.3%	5,128,186	50.7%	-15.9%	6,100,403	50.7%
Short-term Investments	765,614	10.1%	59.5%	479,953	4.7%	-19.9%	599,414	5.0%
Accounts Receivable	2,540,856	33.4%	-13.0%	2,919,177	28.9%	2.1%	2,858,089	23.7%
Inventories	123,785	1.6%	-14.0%	143,934	1.4%	1.6%	141,720	1.2%
Indirect Recovareble Taxes	386,001	5.1%	-39.1%	633,854	6.3%	-31.4%	924,624	7.7%
Direct Recovareble Taxes	323,040	4.2%	-3.5%	334,806	3.3%	1.5%	329,722	2.7%
Prepaid Expenses	168,366	2.2%	29.1%	130,392	1.3%	-37.9%	210,056	1.7%
Derivatives Contracts	53,875	0.7%	-34.7%	82,454	0.8%	-86.5%	608,915	5.1%
Leasing	19,773	0.3%	601.7%	2,810	0.0%	43.1%	1,909	0.0%
Other Assets	265,361	3.5%	5.4%	251,825	2.5%	-5.1%	265,334	2.2%
Non Current	**24,992,978**	**76.7%**	**1.8%**	**24,548,282**	**70.8%**	**4.4%**	**23,516,141**	**66.1%**
Non Current Asses	**2,841,963**	**11.4%**	**0.4%**	**2,831,176**	**11.5%**	**-2.0%**	**2,889,601**	**12.3%**
Long-term Investments	2,997	0.1%	-	-	0.0%	-	-	0.0%
Accounts receivable	26,207	0.9%	8.8%	24,092	0.9%	-3.1%	24,861	0.9%
Indirect recovarable Taxes	949,586	33.4%	9.5%	867,143	30.6%	6.0%	817,676	28.3%
Direct recovarable Taxes	209,503	7.4%	4.3%	200,899	7.1%	17.8%	170,520	5.9%
Deferred income and Social Contribution Taxes	-	0.0%	-	41,689	1.5%	187.0%	14,526	0.5%
Judicial Deposits	1,366,576	48.1%	5.6%	1,294,125	45.7%	17.0%	1,106,041	38.3%
Prepaid expenses	39,466	1.4%	-27.4%	54,374	1.9%	-1.6%	55,234	1.9%
Derivatives Contracts	26,915	0.9%	-80.0%	134,468	4.7%	-72.6%	490,659	17.0%
Leasing	185,558	6.5%	-8.1%	201,944	7.1%	2.0%	197,966	6.9%
Other Assets	35,154	1.2%	182.5%	12,443	0.4%	2.7%	12,117	0.4%
Permanent Assets	**22,151,015**	**88.6%**	**2.0%**	**21,717,106**	**88.5%**	**5.3%**	**20,626,540**	**87.7%**
Investments	-	0.0%	-	-	0.0%	-	-	0.0%
Property, plant and equipment	10,838,488	48.9%	-2.2%	11,084,530	51.0%	3.9%	10,667,347	51.7%
Intangibles	11,312,527	51.1%	6.4%	10,632,575	49.0%	6.8%	9,959,193	48.3%
Liabilities	**32,600,365**	**-**	**-5.9%**	**34,655,680**	**-**	**-2.5%**	**35,556,387**	**-**
Current Liabilities	**7,224,437**	**22.2%**	**-0.8%**	**7,281,555**	**21.0%**	**-20.6%**	**9,166,864**	**25.8%**
Loans and financing	1,351,860	18.7%	18.0%	1,145,225	15.7%	-50.8%	2,326,186	25.4%
Derivatives Contracts	14,044	0.2%	-61.2%	36,163	0.5%	-67.0%	109,512	1.2%
Leasing	176,925	2.4%	83.1%	96,604	1.3%	150.3%	38,592	0.4%
Suppliers	3,986,557	55.2%	15.2%	3,461,081	47.5%	-7.3%	3,734,555	40.7%
Salaries and Related Charges	262,450	3.6%	23.6%	212,279	2.9%	6.5%	199,373	2.2%
Indirect taxes, Charges and Contributions	305,266	4.2%	-32.6%	453,130	6.2%	-9.7%	501,768	5.5%
Direct taxes, Charges and Contributions	260,766	3.6%	-28.3%	363,727	5.0%	70.1%	213,880	2.3%
Dividends Payable	143,591	2.0%	-30.3%	206,112	2.8%	-60.7%	524,779	5.7%
Athorizations Payable	233,173	3.2%	-52.1%	486,494	6.7%	4.0%	467,687	5.1%
Antecipated Revenues	480,431	6.7%	-40.9%	812,340	11.2%	-22.1%	1,043,239	11.4%
Others Liablities	9,354	0.1%	11.4%	8,399	0.1%	15.2%	7,292	0.1%
Non Assets	**7,224,745**	**22.2%**	**-29.1%**	**10,186,612**	**29.4%**	**3.8%**	**9,812,201**	**27.6%**
Loans and financing	3,339,084	46.2%	-40.1%	5,574,557	54.7%	-0.5%	5,600,250	57.1%
Derivatives Contracts	18,419	0.3%	-59.3%	45,310	0.4%	-	-	0.0%
Leasing	1,710,247	23.7%	0.3%	1,705,634	16.7%	8.0%	1,579,914	16.1%
Athorizations to Pay	273,527	3.8%	-69.6%	900,138	8.8%	30.4%	690,285	7.0%
Indirect taxes, Charges and Contributions	2,527	0.0%	2150.9%	112	0.0%	9.2%	103	0.0%
Direct taxes, Charges and Contributions	206,788	2.9%	-20.1%	258,840	2.5%	6.5%	243,151	2.5%
Deferred income and Social Contributions taxes	98,919	1.4%	-8.7%	108,358	1.1%	-10.2%	120,730	1.2%
Provision for Contigencies	528,320	7.3%	10.4%	478,482	4.7%	15.1%	415,611	4.2%
Pension Plan	2,635	0.0%	66.1%	1,586	0.0%	24.4%	1,275	0.0%
Asset Retirement Obligations	22,803	0.3%	5.0%	21,726	0.2%	-31.3%	31,609	0.3%
Antecipated Revenues	990,932	13.7%	-6.6%	1,061,304	10.4%	-3.4%	1,098,689	11.2%
Other Liablities	30,543	0.4%	-0.1%	30,565	0.3%	-0.1%	30,585	0.3%
Shareholders' Equity	**18,151,184**	**55.7%**	**5.6%**	**17,187,513**	**49.6%**	**3.7%**	**16,577,323**	**46.6%**
Capital	9,866,298	54.4%	0.0%	9,866,298	57.4%	0.0%	9,866,298	59.5%
Capital Reserves	1,687,565	9.3%	7.9%	1,564,149	9.1%	8.5%	1,442,097	8.7%
Income Reserves	6,613,808	36.4%	14.8%	5,760,435	33.5%	2.4%	5,628,018	34.0%
Accumulated losses	-	0.0%	-	-	0.0%	-	(355,722)	-2.1%
Stocks in Treasury	(16,487)	-0.1%	389.4%	(3,369)	0.0%	0.0%	(3,369)	0.0%
Net income for the period	-	0.0%	-	-	0.0%	-	-	0.0%

Current Assets

The current assets closed 2017 with decrease of 24.7% YoY, or -R$ 2,500 million, mainly explained by i) reduction in the cash and cash equivalents line, as a result of higher-cost debt prepayment and ii) reduction in the line of accounts receivable, explained by a more selective policy of selling recharge to distributors. In 2016, current assets decreased by 16.1% YoY or -R$ 1,933 million, mainly explained by i) reduction in the line of cash and cash equivalents, affected by the comparative base of 2015, when there was the sale of 3 lots of towers and ii) reduction in the line of operations with derivatives, due to the lower debt exposure in foreign currency.

Non-current Assets

Non-Current assets closed 2017 in stability, +1.8% YoY, or + R$ 445 million. In 2016, non-current assets increased 4.4% YoY or + R$ 1,032 million, mainly due to fixed and intangible assets expansion, impacted by an increase in Capex, interest capitalization over the 4G license, 700MHz, and the sale of towers in 2015/2016.

Current Liability

Current liabilities closed 2017 in stability, -0.8% YoY, or -R$ 57 million. In 2016, current liabilities decreased by 20.6% YoY or -R$ 1,885 million, mainly explained by i) reduction in the line of loans and financing, affected by the prepayment and renegotiation of debts and ii) reduction in the amount of dividends and interest on shareholders' equity payable, affected by the comparative base of 2015, when there was the tower sale effect.

Non-Current Liabilities

Non-current liabilities closed 2017, with decrease of 29.1% YoY, or -R$ 2,962 million, mainly explained by the prepayment of higher cost debt, which affected the line of loans and financing. In 2016, Non-Current liabilities increased by 3.8% YoY or R$ 374 million, mainly explained by i) increase in the leasing line, impacted by towers sales, and ii) increase in Authorization Payable, affected by renewal of licenses and accounting for monetary restatement and interest of 700Mhz license.

Shareholders' Equity

Shareholders' equity ended 2017 with a 5.6% increase in YoY or + R$ 964 million, mainly explained by the increase in the income reserve, due to the increase in net income for the year. In 2016, shareholders' equity increased by 3.7% YoY or + R$ 610 million, as a result of the increase in capital reserves and income and the impact of the accumulated losses in 2015.

Consolidated Statement of Cash Flow for the fiscal years ended on December 31st, 2017, 2016 and 2015

Description	2017	YoY %	2016	YoY %	2015
In million reais					
Initial Net Financial Position	2,721	57.0%	1,733	35.8%	1,276
EBITDA Normalized*	5,949	13.7%	5,230	-3.2%	5,402
Capex	(4,148)	-7.9%	(4,502)	-5.5%	(4,764)
EBITDA Normalized - Capex	**1,801**	**147.4%**	**728**	**14.1%**	**638**
Delta Working Capital	**579**	-	**(19)**	**-97.0%**	**(628)**
Non recurring operating items	(2)	-91.2%	(20.7)	-	-
Operating Free Cash Flow Ex-licenses	**2,379**	**245.8%**	**688**	**6780.0%**	**10**
Clean UP 700MHZ	(859)	-	-	-	(370)
Operating Free Cash Flow Reported	**1,520**	**120.9%**	**688**	-	**(360)**
Financial investments	-	-	-	-	-
Asset disposal	15	-89.4%	140	-94.4%	2,503
Net impact of financial interests	(750)	11.6%	(672)	38.0%	(487)
Taxes Payments	(297)	-15.1%	(350)	-9.1%	(385)
Others impacts	(116)	-65.4%	(334)	-75.6%	(1,368)
Net Cash Flow before dividends and change in equity	**372**	-	**(528)**	**444.2%**	**(97)**
Dividends	(333)	-27.6%	(460)	27.8%	(360)
Change in Equity	(15)	-	-	-	-
Net Cash Flow	**24**	-	**(988)**	**116.2%**	**(457)**
Final Net Financial Position	**2,697**	**-0.9%**	**2,721**	**57.0%**	**1,733**

* Normalized for towers sale (-R$1,211 million in 2015, -R$44 million in 2016 e +R$1.8 million in 2017) and HR and G&A temporary costs (+R$65 million in 2016 e +R$252 thousand in 2017)

In 2017, Free Operating Cash Flow, excluding 700Mhz license, registered growth of R $ 1,691 million compared to 2016, as a result of EBITDA growth and CAPEX allocation efficiency, along with positive working capital in R$ 598 million.

In 2016, Free Operating Cash Flow, excluding 700Mhz license, increased by R$ 678 million, a significant recovery compared to 2015. This performance was mainly explained by lower investments and a positive impact of higher working capital, due to a reduction in supplier's line, after a restructuring of handset business started in 2015.

10.2. The officers shall comment:

a. results of the issuer's operations, especially:

i. description of any important components of revenue

The Company generates its revenues in local currency, from the provision of telecommunication services with mobile, fixed and ultra-broadband services, as well as value-added services, which also include data transmission. Another component of revenue is network usage or interconnection revenue from the amount charged to other operators for the termination of traffic in the Company's network. Product revenue is also part of the revenue group, regarding mobile phones, accessories and others sales.

The year of 2017 confirmed that results recovery trajectory started from the second semester of 2016 was consolidated. Despite of a gradual macroeconomic recovery, the focus on execution of the designed plan allowed TIM not only to grow solidly and reach significant results, but also grew in Net Mobile Revenues, +5.1% YoY.

This transformation was based on the search for offer user best experience and having as drivers: (i) change in customer base, with a strong increase in value proposition and greater incentive to recurring offers; (ii) built of the largest and best 4G network in Brazil and (iii) an efficiency-oriented approach in all activities combined with digitalization process effects.

Throughout 2016, short-term pressures from lower voice revenues, SMS and interconnection, coupled with challenging macroeconomic conditions, led to a 4.3% YoY decrease in Net Service Revenues. However, the recovery path has evolved as a consequence of the reduction of pressure in traditional services and product revenues, while SVA's revenues has maintained its solid performance. This dynamic is evidenced by the positive quarterly performance from the second half of the year.

Below is the table with the breakdown of key revenue lines for the periods for 2017, 2016 and 2015.

ii. factors materially affecting operating results

Description	2017	A.V.	YoY %	2016	A.V.	YoY %	2015	A.V.
In thousand reais								
Gross Revenues	22,611,075	-	-0.6%	22,745,590	-	-11.7%	25,771,500	-
Gross Revenues on Services	21,433,515	94.8%	0.3%	21,367,819	94.8%	-7.6%	23,124,634	89.7%
Gross Revenues on Mobile Services	20,147,586		-0.2%	20,188,962		-8.7%	22,121,450	
Gross Revenues on Fixed Services	1,285,930		9.1%	1,178,856		17.5%	1,003,185	
Gross Revenues on Products	1,177,559	5.2%	-14.5%	1,377,771	5.2%	-47.9%	2,646,866	10.3%
Discounts and Deductions on Gross Revenues	(6,377,116)	-	-10.5%	(7,128,176)	-	-17.4%	(8,629,235)	-
Taxes and discounts on Services	(5,959,373)	93.4%	-10.4%	(6,647,565)	93.4%	-14.1%	(7,737,407)	89.7%
Taxes and discounts on Products	(417,743)	6.6%	-13.1%	(480,611)	6.6%	-46.1%	(891,828)	10.3%
Net Revenues	16,233,959	-	3.9%	15,617,413	-	-8.9%	17,142,265	-
Services Revenues	15,474,142	95.3%	5.1%	14,720,253	95.3%	-4.3%	15,387,227	89.8%
Mobile Service	14,687,055	94.9%	5.1%	13,968,489	94.9%	-5.1%	14,726,779	95.7%
Client Generated	13,379,590	91.1%	6.5%	12,557,567	91.1%	-2.9%	12,939,020	87.9%
Voice Local (Usage and Monthly fee)	3,725,231	27.8%	-23.8%	4,891,342	27.8%	-12.6%	5,595,440	43.2%
Voice Long Distance	1,050,511	7.9%	-25.8%	1,415,823	7.9%	-22.0%	1,814,065	14.0%
Data and Content VAS	8,603,848	64.3%	37.7%	6,250,402	64.3%	13.0%	5,529,515	42.7%
Interconnection	835,198	5.7%	-21.3%	1,061,019	5.7%	-30.3%	1,521,917	10.3%
Other Revenues	472,267	3.2%	35.0%	349,903	3.2%	31.6%	265,842	1.8%
Fixed Service	787,087	5.1%	4.7%	751,765	5.1%	13.8%	660,449	4.3%
Products Revenues	759,817	4.7%	-15.3%	897,160	4.7%	-48.9%	1,755,038	10.2%

ii. factors that materially impacted the operating results

Economic environment

The year of 2017 marked the inflection of Brazilian economy with the recovery of the Gross Domestic Product (GDP), which grew by 1.00% after two consecutive years of decline, mainly driven by domestic consumption and trade balance surplus.

Inflation, measured by the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo - IPCA), was under strict control and by the end of 2017 it was at 2.95%, below the minimum target set by Central Bank. The performance is mainly explained by the super crops, which reduced the food prices, and also by the beverage price reduction. The basic interest rate (SELIC) confirmed the downward path and closed the year at a historical low of 7.00%, a significant reduction of 6.75 percentage points compared to the closing of 2016. This movement is explained by the country's still slight economic recovery and the lower inflation expectation.

The year 2016 was one of political instability, with the annulment of President Dilma Rousseff mandate and the consequent tenure of her Vice President, current President Michel Temer, who assumed a slow and downturn economy. Industries followed with low level of use and the unemployment rate average reached the highest level in the last 5 years, reaching 11.5%. The country's GDP showed the second consecutive decline, contracting by 3.6%, driven by agriculture, industry and services falls. In contrast, inflation has evolved favorably in the period and ended the year below the target ceiling and accumulated in 6.29%. It is also noteworthy the basic interest rate (SELIC), which started a downward trend in order to boost the Brazilian economy, ending the year at 13.75% YoY.

In 2015 the macroeconomic scenario was quite difficult, when the political instability, GDP contraction, acceleration of inflation, fall of credit notes and the slowdown of the world economy worsened the situation of the country. The interest increase policy in the United States, the slowdown of the Chinese and European economies and the reduction in oil prices and other commodities led the country to a contraction of 3.8% and an increase in the average unemployment rate to 8.5 % in the year. The official inflation ended the year at 10.67%, above the target ceiling of 6.5%, although the Central Bank (BCB) has implemented successive increases in the basic interest rate (SELIC), which in 2015 went from 11.75% to 14.25% at the end of the year.

Telecommunications sector

In 2017, the Brazilian telecommunications market kept its reduction of the customer base, still impacted by the continuous substitution of the voice by data, especially of the message apps, thus leading to the beginning of a marked decline in multiple chips usage and community effect reduction. This dynamic, coupled with gradual recovery in macroeconomic scenario and a high unemployment rate, led to a reduction of total market base by -3.1% compared to 2016, with a penetration rate of 113.5%, strongly impacted by the prepaid market, which showed a reduction of -9.8% YoY.

These dynamics also impacted the Brazilian market in 2016, when the Brazilian telecommunications industry ended the year with 244 million accesses, a decrease of 5.3% over the previous year and a penetration rate of 118.0%, according to ANATEL.

In 2015, the Brazilian telecommunications sector was affected by the adverse macroeconomic scenario and decreased by 8.2% in the mobile market, closing the year with 258 million accesses. The pre-paid mode decreased by 13.3%, reaching the order of 184 million accesses, in contrast, the postpaid mode increased 8.0%, reaching 73 million accesses. The penetration rate reached 125.7%, according to ANATEL.

Special features of the sector

Mobile telephony in Brazil is characterized by being a private sector where prices and tariffs are regulated by the market. ANATEL acts as the agency that regulates all telecommunications sectors in Brazil with the mission to "promote the development of telecommunications in the country to give it a modern and efficient telecommunications infrastructure, capable of offering appropriate services to society, diversified and fair prices, nationwide"

In the area of competition, the Brazilian mobile telephony sector is presented as one of the most competitive in the world, being one of the few to have four main competitors with national presence and market share from 16% to 31%. The strong competition in the market and the high level of taxes on the telecommunications industry imply strong pressure on margins.

The need for intensive capital is also a major feature of the telecommunications sector. In order to support the increase in network traffic over the years and the advent of new technology, investment levels to ensure high level and quality of services provided are necessary.

Operating Income

Customer Base

Following the trend identified in 2016 and 2015, the year 2017 was marked by the change in the consumption pattern of telephone service users, with the migration of voice-to-data services consumption, together with the ongoing base cleaning actions and the multiple chip consolidation processes.

TIM's subscriber base reached 58.6 million lines at the end of 2017 with negative net additions of 4.8 million lines (against -2.8 million in 2016) mainly due to strong disconnections in the prepaid segment. Total gross adds fell to 27.7 million in the year from 31.5 million in 2016, while disconnections decreased to 32.5 million lines (compared to 34.3 million in 2016). Consequently, the disconnection rate showed a slight increase to 53.2% in 2017, against 52.4% in 2016.

The postpaid customer base amounted to 17.8 million users by the end of 2017, an increase of 19.6%. The postpaid net additions showed an increase of 2.2x compared to 2016 due to: i) customers' migration from prepaid to postpaid (mainly control), ii) number portability and iii) stable disconnection rate. These results confirm the Company's strategy to recover its fair share in the segment and also it reaffirms the good results achieved in the Control plan.

As for Mobile number portability (MNP), TIM reached positive results in the postpaid segment every month of the year. Since the release of the new post-paid concept in 2T17, TIM Black, the Company has posted consistent PNM numbers in the segment, keeping the positive course observed in the previous year.

In the prepaid segment, TIM reaccelerated the disconnection rhythm in 2017, keeping a strict base cleaning policy. In the year, prepaid base closed with 40.8 million active lines, down 15.9%, disconnecting 7.7 million lines. This result is also impacted by migrations to the control segment.

Network & Quality

Infrastructure is one of the strategic pillars of the Company and TIM reaffirms its investment commitment in 2018, seeking to offer more and better services. The recent changes in the consumption pattern as well as the increasing expectation of customers regarding quality of services provided require a structured network expansion plan, supported by a more robust technical analysis regarding consumption patterns and customers' needs as well as a cultural transformation.

Regarding the use of spectrum, TIM continues its refarming project, aiming to increase efficiency and improve performance. Concerning fiber, the Company continues with its network expansion project in order to support the ultra-broadband converging network as well as to increase the availability of FTTH and FTTS.

As for sites, TIM aims to increase its site density by using Bio Sites, which are cheaper sustainable

structures that are easier to install and have no visual impact on cities. Concerning big data, the Company is constantly evolving its analytical tools through a proactive approach to enhance its efficiency in the deployment of investments.

When it comes to corporate culture, new technologies and constant change in customer's behavior are causing a rupture in the traditional model of telecommunication operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

TIM's infrastructure has a national wise reach, covering approximately 95% of the Brazilian urban population, being present in more than 3,500 cities. The Company also has extensive data coverage, maintaining its leadership in 4G coverage in the country.

Of the total R$ 4.15 billion invested in 2017, 87% were dedicated to network and information technology in order to guarantee the expansion of our coverage and capacity in order to meet the growing data traffic demand. Infrastructure expansion and improvements are supported by different projects. Among them, one can highlight: the expansion of fiber optic network, the densification of websites, the expansion of hetnet coverage, the radiofrequency refarming and the carrier aggregation of two or three frequencies depending on the geographic region.

In 2017, TIM kept its leadership in 4G coverage, reaching 3,003 cities or 91% of the country's urban population, an increase of approximately 140% in the number of cities covered when compared to 2016. To support this expansion, the number of 4G sites (e-NodeB elements) grew 77%, surpassing the number of 3G websites.

This significant expansion in 4G is supported by the implementation of the spectrum refarming process, which uses the 1,800MHz band and reorganizes the use of frequencies according to availability, redirecting them to the new technology (from 2G to 4G). This practice enables coverage optimization, using Capex more efficiently.

In addition, TIM continues to develop its LTE network through the new 700MHz frequency now available in 916 cities. The 700 MHz band allows for greater signal range with higher download and upload speeds, as well as lower latency, which provides a significant improvement in customers' usage experience. Since it is a lower frequency, coverage reach can be four times greater when compared to that of the 2,600 MHz band, while it also provides better penetration in indoor environments.

Network expansion on several fronts allows TIM to maintain its innovative attitude and explore new technologies, such as VoLTE and WTTX. The Company was the first operator in Latin America to offer VoLTE, voice over LTE network, a technology that allows the connections, traditionally carried out through circuits, to evolve into IP data network, ensuring a more efficient and stable communication. Other benefits for users include simultaneous navigation using 4G, that reduces battery consumption and shorter connection establishment time.

The use of WTTX, Wireless-To-The-X, technology allows TIM to provide wireless broadband via LTE network, allowing the Company to increase its portfolio of residential solutions. WTTX emerges as a quality choice to serve regions with repressed broadband demand due to the lack of supply and where the fixed network infrastructure is still under development. The user can navigate with stability and simple activation through a plug and play model. This service's release and expansion was only possible thanks to TIM's investments in the 4G network.

MOU (monthly average of minutes per user) and BOU (monthly average of *bytes* per user)

The change in users' consumption profile accelerates the migration from voice to data usage and this trend is likely to continue as TIM introduces offers with larger packages (voice + data). MOU (minutes of use) reached 110 minutes for the fiscal year of 2017, representing a slight decrease when compared to 117 minutes in 2017.

Confirming this trend, BOU (*bytes* used) in 2017 grew approximately 95% when compared to the previous year, following the expansion of the data allowances, TIM efforts to migrate customers to 4G and the increase of smartphones penetration on this technology.

b. variations in revenues due to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The Company's revenue is primarily in local currency terms and therefore not affected by exchange rate fluctuations. Revenues are more exposed to changes in Company's customer base, variations in volume of services and changes in prices due to new tariffs plan, products launch or the introduction of promotions. The Company may adjust prices of its services as long as it is in accordance to the limits established by ANATEL. Its maximum value is subject to an annual adjustment subject to inflation. Traditionally, despite the regulator's price limits, telecom charges are relatively low due to strong competition.

Net Revenues totaled R$ 16,234 million in 2017 or +3.9% YoY, confirming the recovery trend started in 2016. The fast reduction of voice services, still challenging macroeconomic environment and the impact of cuts in the mobile termination rate (VU-M) continued to trim revenues growth. However, Mobile Service revenue grew by 5.1% YoY. Throughout the year Data & Content revenue remained a highlight, more than compensating the aforementioned negative effects.

Data & Content revenues (VAS) grew 37.7% YoY in 2017, keeping the solid pace and representing 58.6% of the RSM. Client-generated revenue (CGR), which is consisted of Local voice, Long distance voice and Data & Content revenues, increased by 6.5% YoY in 2017. Revenue generated by recurrent offers increased 43.9% YoY and already represents more than 60% of the CGR.

Fixed service net revenue increased by 4.7% YoY, driven by the performance of TIM Live which grew its net revenue by 44.6% YoY. With the expansion of its coverage, TIM Live begins to have an increasingly higher share of the fixed service revenues (TIM Live now represents 35% of the fixed total versus 25% in 2016). Product revenues decreased 15.3% YoY, as a result of the decrease in the amount of devices sold and lower average prices. Despite this decrease, we highlight that the deceleration of its pace when compared to the variations of previous years. The penetration of smartphones at the end of 2017 reached 80.9% (compared to 72.8% in 2016).

c. impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer, when relevant

Inflation: Possible increases in the inflation rate can result in higher costs for the Company and consequently reduced margins. In case of strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing interest rates, reducing the supply or increase cost for credit and, consequently, affecting consumers of telecommunications services.

Interest Rate: The financial expenses of the Company are affected by fluctuations in interest rates, such as TJLP (Long-Term Interest Rate) used by BNDES and CDI (Interbank Depositary Certificate). The Company maintains its financial resources mainly applied in the Interbank Deposit Certificate (CDI), which substantially reduces this risk.

In 2015, the Company had available cash in the amount of R$ 6,700 million and a gross debt of R$ 8,432 million, with a current portion of R$ 2,474 million and debt levels in relation to EBITDA of 0.32x.

In 2016, the Company had available cash in the amount of R$ 5,608 million and a gross debt of R$ 8,329 million, with a current portion of R$ 1,193 million and a net debt level relative to EBITDA of 0.52x.

In 2017, the Company had available cash in the amount of R$ 3,726 million and a gross debt of R$ 6,423 million, with a current portion of R$ 1,502 million and a net debt level relative to EBITDA of 0.45x.

Foreign exchange: Debt exchange exposure remained constant at 35% in 2014 and 2015, and in 2016 and 2017 reduced significantly its level to reaching 19%. In order to protect itself from any currency

fluctuations, the Company maintains its hedging policy for 100% of its debt exposure through currency swap contracts.

Due to commercial contracts exposed to FX fluctuations, the Company decided to purchase shares of a non-exclusive exchange fund in 2015. This exchange fund has daily liquidity and its goal is partially reducing the FX risk on the payments from foreign suppliers. Only a portion of such contracts were accounted as hedge positions as their characteristics are subject to the rules of IFRS.

During the year ended on December 31st, 2017, the Company performed the fully redemption of Exchange Fund, in line with the financial strategy adopted.

10.3 The officers shall comment on the material effects that the events below have caused or are expected to cause to the issuer's financial statements and its results:

a. introduction or disposal of operating segment

There was no introduction or disposal of operating segment in fiscal years ended on December 31, 2017, 2016 and 2015.

b. constitution, acquisition or disposal of equity interest

There was no incorporation, acquisition or disposal of equity interest in the fiscal years ended on December 31st, 2017, 2016 and 2015.

c. unusual events or operations

In 2017, TIM concluded the project under the Tower sale agreement signed in November 2014 with American Tower do Brasil (ATC). By the end of the project, 5,873 towers were sold by the total amount of R$2.65 billion, as described below:

- First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received approximately R$1.9 billion.
- Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received approximately R$517 million.
- Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received approximately R$84 million.
- Fourth closing: On June 9, 2016, TIM transferred 270 towers to ATC and received approximately R$ 109 million.
- Fifth closing: On December 20th, 2016, TIM transferred 66 towers to ATC and received approximately R$24 million.
- Sixth closing: On June 30th, 2017, TIM transferred 54 towers to ATC and received approximately R$20 million.

The master leasing agreement (MLA) defines the leaseback of the transferred towers for a period of 20 years. According to IAS17, this transaction shall be accounted for as (1) sale and (2) leaseback and after their demands, the leaseback is recorded as financial lease.

Corporate Restructuring

The Company announces the deliberation of the Board of Directors on the adoption of necessary procedures to implement the corporate reorganization project of its subsidiaries, through the incorporation of TIM Celular S.A. by Intelig Telecomunicações Ltda., whose corporate name was changed to TIM S.A..

The reorganization aims to capture operational and financial synergies through the implementation of a more efficient process structure, as well as of accounting systems and internal controls.

More information about the Reorganization can be found in Relevant Fact, disclosed by the Company on July 25th, 2017, available on the websites www.cvm.gov.br and www.tim.com.br/ri.

10.4. The officers shall comment:

a. significant changes in accounting practices

In 2017 and 2016, the Company had no significant changes in accounting practices.

As of 2015, the Company started to present the income tax balances and net deferred social contribution by the contributor entity. To maintain consistency in the comparability of financial information, the comparative consolidated financial statement of December 31, 2014 are also presented by the net amount, representing a reduction of R$ 351,967 in the comparative figures of "Income tax and social contribution tax" in non-current assets and non-current liabilities. Although the adjustment can be considered a correction of a procedure, the Board of Directors believes that it is immaterial for purposes of prior years.

b. significant effects of changes in accounting practices

The Board of Officers believes there are no significant effects of changes in accounting practices.

c. exceptions and emphases present in the auditor's report

Exceptions

The Company's Officers say there are no reservations in the reports of the independent auditors on the financial statements for the years ended on December 31st, 2017, 2016 and 2015.

Emphases

For the year ended on December 31st, 2017, there is no emphasis in the report of the independent auditors

For the year ended on December 31st, 2016, there is no emphasis in the report of the independent auditors.

For the year ended on December 31st, 2015, there is no emphasis in the report of the independent auditors.

10.5. The officers shall indicate and comment on critical accounting policies used by the issuer, exploring, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing the recovery of assets and financial instruments

Critical Accounting Policies

The critical accounting policies are those significant to the presentation of our financial condition and results of operations and require more subjective and complex judgments by management, often demanding that the Board deems the effect of uncertain nature factors. As they increase the number of variables and

assumptions affecting the possible future resolution of the uncertainties, these decisions become more complex. The Company's estimates and assumptions are based on historical experience, industry trends and other factors considered appropriate in the circumstances. Actual results may differ from these estimates, and different assumptions or future estimates may change the financial results shown. To facilitate an understanding of how the Board has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, the key accounting policies discussed below are highlighted.

The main accounting policies are described, including those discussed below, in the notes to the Company's consolidated financial statements.

(a) Loss due to reduction to the recoverable amount (*impairment*) of non-financial assets

A loss for impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value less selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on discounted cash flow method. The cash flows are derived from the Company's business plan. Because it is a continuous *business*, from the fifth year of projection a perpetuity nominal growth of cash flows was estimated (note 15).

Any reorganization activities in which the Company is not committed on the base date of presentation of the financial statements or significant future investments that will improve the asset base of the cash generating unit being tested are excluded for purposes of *impairment* testing.

The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the future cash revenues expected and the growth rate of revenues and expenses used for extrapolation purposes. Adverse economic conditions may cause these assumptions significantly to be changed.

The main non-financial assets for which this valuation was made are the goodwill based on future profitability recorded by the Company (note 15).

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of the current legislation. This process usually involves complex estimates to determine taxable profit and temporary differences. In particular, deferred tax credits on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes into account the estimated taxable income (note 10).

(c) Provision for lawsuits and administrative proceedings

The lawsuits and administrative proceedings are analyzed by the Management, together with its legal counsel (internal and external). The Company considers in its analyzes factors such as hierarchy of laws, precedents available, recent court decisions, their relevance in the legal system and payment history. These evaluations involve Management's judgment (note 24).

(d) Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market (note 38).

<u>(e) Unbilled Traffic Revenue - "*unbilled revenues*"</u>

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on an estimate that takes into consideration historical consumption data, the number of days elapsed since the last billing date, among others (note 28).

10.6. The officers shall describe the relevant items not included in the financial statements of the issuer, including:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

- **i. operating leases, assets and liabilities**
- **ii. receivables portfolios on which the entity maintains risks and liabilities, indicating the respective liabilities**
- **iii. contracts for future purchase and sale of products or services**
- **iv. unfinished construction contracts**
- **v. contracts for future receipt of financing**

There are no commitments of material value that have not been indicated in the financial statements.

b. other items not shown in the financial statements

Not applicable, since the Company has no other material items of other types that are not recorded in the balance sheet.

10.7 Regarding the items not included in the financial statements indicated in item 10.6, the officers shall comment on:

a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

Not applicable.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of obligations assumed and rights generated over the issuer as a result of the operation

Not applicable.

10.8 The officers shall indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a. investments, including:

i. quantitative and qualitative description of ongoing investments and provided investments

Capex, investment, totaled R$ 4,148 million in 2017, a reduction of 7.9% YoY, confirming the projection of

the 2017-19 Industrial Plan. Such results were driven by investment efficiency, which consists of expanding coverage, installing more equipment and deploying more fiber with fewer resources and better negotiated conditions. Approximately 87% of Capex was dedicated to infrastructure, especially in transportation network, 4G and IT projects.

The Company's commitment to the quality of services provided, as well as customer experience, are reflected in different projects, among which we highlight the expansion of fiber optic network, densification of websites, expansion of hetnet coverage, radiofrequency refarming and the aggregation of carriers in two or three frequencies, depending on the locality. In addition, the expansion on several fronts allows the Company to offer a complete and innovative portfolio, employing new technologies and offering more to customers, such as the fixed broadband offer through the mobile network, 4G, Wttx technology and voice over network services LTE, Volte.

Among other projects, the Company's business development efforts include digitalization initiatives, which aims to accelerate the development and implementation of digital systems, improving customers experience and providing significant operational and financial efficiencies.

The table below shows the evolution of the Company Capex, detailing the application categories.

Category	2017	2016	2015
In million reais			
Capex	4,144	4,502	4,764
Network	2,905	2,916	3,498
IT	718	889	808
Licenses	65	196	191
Other	456	501	267

ii. sources of investment financing

The Company's investments are mainly financed by cash generation and loans from development and commercial banks. Details on loans and financing are available in item 10.1, sub-items "f" and "g".

iii. relevant ongoing disinvestments and provided disinvestments

There were no significant divestments in 2017.

b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

Radiofrequencies, network infrastructure and information systems are assets relevant to the Company's business development.

In December 2015, ANATEL participate in auction processes nº 002/2015-SOR/SPR/CD-ANATEL, which sought to confer Authorizations for the Use of Radio Frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands associated with the Personal Mobile Service - *SMP*, to the Multimedia Communication Service - *SCM* and / or the Private Limited Service - *SLP.* In this process, the Company acquired frequencies in Band P, 2,500 - 2,510 MHz and 2,620 - 2,630 MHz, regions of Curitiba / PR (AR 41) and Recife / PE (AR 81), under the offer of R $ 56.5 million.

Details of the permanent assets, specifically property and equipment and intangible assets, are available in notes 14 and 15, respectively, of Company's consolidated financial statements.

c **new products and services, indicating:**

i. **description of ongoing research already disclosed**

ii. **total amounts spent by the issuer in research to develop new products or services**

iii. **ongoing projects already disclosed**

iv. **total amount expended by issuer in development of new products and services**

Not applicable, since the Company does not have ongoing research already disclosed.

10.9. Comment on other factors that influenced operating performance in a relevant way but have not been identified or commented on other items in this section

The Company presents below its comments about the operating costs and expenses reported in Note 29 of the 2017 Financial Statements:

Consolidated								
	2017				2016			
Description	Costs of services and goods sold	Selling expenses	General administrative expenses	Total	Costs of services and goods sold	Selling expenses	General administrative expenses	Total
In thousand reais								
Personnel	(48,802)	(602,578)	(305,036)	(956,416)	(59,026)	(673,571)	(272,699)	(1,005,296)
Third party services	(544,036)	(2,049,994)	(429,597)	(3,023,627)	(506,356)	(1,965,329)	(433,396)	(2,905,081)
Connection and interconnection	(2,632,593)	-	-	(2,632,593)	(2,676,813)	-	-	(2,676,813)
Depreciation and amortization	(3,018,597)	(162,020)	(571,126)	(3,751,743)	(2,884,639)	(181,916)	(445,536)	(3,512,091)
Indirect taxes, Charges and Contributions	(36,625)	(919,018)	(11,963)	(967,606)	(33,627)	(1,047,416)	(13,474)	(1,094,517)
Rentals and insurance	(609,595)	(92,363)	(62,954)	(764,912)	(551,020)	(101,731)	(72,276)	(725,027)
Costs of good sold	(846,839)	-	-	(846,839)	(975,959)	-	-	(975,959)
Advertising and publicity	-	(410,982)	-	(410,982)	-	(438,837)	-	(438,837)
Allowance for doubtful accounts	-	(316,387)	-	(316,387)	-	(266,442)	-	(266,442)
Other	(3,063)	(21,835)	(43,967)	(68,865)	(5,966)	(43,787)	(21,341)	(71,094)
	(7,740,150)	(4,575,177)	(1,424,643)	(13,739,970)	(7,693,406)	(4,719,029)	(1,258,722)	(13,671,157)

Parent Company								
	2017				2016			
Description	Costs of services and goods sold	Selling expenses	General administrative expenses	Total	Costs of services and goods sold	Selling expenses	General administrative expenses	Total
In thousand reais								
Personnel	-	-	(22,613)	(22,613)	-	-	-	(13,648)
Third party services	-	-	(5,180)	(5,180)	-	-	-	(4,980)
Rentals and insurance	-	-	(46)	(46)	-	-	-	(163)
Indirect taxes, Charges and Contributions	-	-	(217)	(217)	-	-	-	-
Others	-	-	141	141	-	-	-	(554)
	-	-	(27,915)	(27,915)	-	-	(19,345)	(19,345)

Commercialization Costs decreased 2.9% YoY in the year, impacted by the reduction in FISTEL expenses, commissioning with prepaid recharges and efficiency in the *mix* of expenses with advertising, in addition to savings generated through the digitization of processes. These effects more than compensated the increase in commissioning expenses with postpaid sales and other expenses related to customer base management, impacted by the expansion of the postpaid segment (billing, collection and service).

Customer Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$ 39.6 per gross addition in 2017, an increase of 36.7% YoY, following higher commissioning expenses (post-paid mix increase in gross additions) and the increase in loyalty offers (discounted device offers).

Despite the increase in SAC, the SAC / ARPU ratio, which indicates the payback per client, remained at a healthy level of 2.2 months in 2017.

04 – Proposal for the allocation of the results related to the fiscal year 2017 and distribution of dividends by the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2017 amounted to R$1,234,507,261.87 (one billion, two hundred and thirty-four million, five hundred and seven thousand, two hundred and sixty-one reais and eighty-seven cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity already declared

Net income for the fiscal year	1,234,507,261.87
Compensation of accumulated losses	-
	1,234,507,261.87
(-) Constitution of the legal reserve	(61,725,363.09)
(-) Non-distributable tax incentives	(112,493,830.98)
Adjusted net income	**1,060,288,067.80**
% of minimum dividends established by statute	25%
Minimum dividends calculated based on adjusted net income	**265,072,016.95**
Dividends and Gross Interest on Equity distributed in advance	189,991,117.10
(+) Additional Dividends and Gross Interest on Equity	103,325,029.15
(=) Total Dividends and Gross Interest on Equity	**293,316,146.25**
(-) Withholding Tax Over Interest on Equity	(28,244,129.30)
Total Dividends and Net Interest on Equity	**265,072,016.95**
Total Net Dividends and Interest on Equity per share	
Amount attributed to common shares, except treasury shares	**0.109559668**

3. Inform the dividends' payout ratio for the fiscal year

Dividends and Gross Interest on Equity represents 27.7% of the adjusted net income, while Dividends and Net Interest on Equity represents 25.0% of the adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

Dividends – Common Shares

Additional Dividends	103,325,029.15
(+) Gross Interest on Equity	-
(=) Additional Dividends and Gross Interest on Equity	**103,325,029.15**

Additional Dividends and Gross Interest on Equity – Common Shares	103,325,029.15
(÷) Number of Common Shares, except Treasury Shares	2,419,430,638
(=) Additional Dividends and Gross Interest on Equity per share	**0.042706341**

b. The conditions and term for payment of dividends and interest on shareholders' equity

The dividends will be registered by the Company as follows: 100% of the total amount to be distributed until June 19, 2018.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There will be no monetary update of dividends and interest on equity.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

The Shareholder's General Meeting will deliberate about 2017 results destination, scheduled for April 19, 2018.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

The Company decided interim Interest on Equity in the amount of R$189,991,117.10.

b. Inform the respective payments' dates

November 24, 2017.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2017	**2016**	**2015**
Net income for the fiscal year	1,234,507,261.87	750,427,119.87	2,071,145,430.05
Net income per share	0.51	0.31	0.85

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2017	2016	2015
Interim Dividends and Gross Interest on Equity	189,991,117.10	-	-
(+) Additional Dividends and Gross Interest on Equity	103,325,029.15	148,663,897.46	468,616,384.97
(-) Withholding Tax over Interest on Equity	(28,244,129.30)	-	-
(=) Total Dividends and Net Interest on Equity	265,072,016.95	148,663,897.46	468,616,384.97
Dividends and Interest on Equity – common shares	265,072,016.95	148,663,897.46	468,616,384.97
	265,072,016.95	**148,663,897.46**	**468,616,384.97**
% Dividends and Net Interest on Equity over adjusted net income	25%	25%	25%
Dividends and Interest on Equity per share Common Shares	0.109559668	0.061425357	0.193624205

8. If there is destination for legal reserve

a. Identify the amount allocated to legal reserve

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$61,725,363.09 (sixty-one million, seven hundred and twenty-five thousand, three hundred and sixty-three reais and nine cents).

b. Detail the calculation of legal reserve

	2017	2016	2015
Net income for the fiscal year	1.234.507.261,87	750.427.119,87	2.071.145.430,05
Compensation of accumulated losses	-	-	-
Subtotal	1.234.507.261,87	750.427.119,87	2.071.145.430,05
Constitution of the legal reserve – 5% of the net income	(61.725.363,09)	(37.521.355,99)	(103.557.271,50)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

b. Inform if it is being fully paid

The Company paid a portion of mandatory dividends thru Interest on Equity in November,2017.
The remaining portion will be pay during the 2018 exercise.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

c. Describe the calculation

	2017	2016	2015
Net income for the fiscal year	1,234,507,261.87	750,427,119.87	2,071,145,430.05
Compensation of accumulated losses	-	-	-
Subtotal	1,234,507,261.87	750,427,119.87	2,071,145,430.05
(-) Constitution of the legal reserve	(61,725,363.09)	(37,521,355.99)	(103,557,271.50)
Adjusted net income	1,172,781,898.78	712,905,763.88	1,967,588,158.55
(-) Total Dividends and Gros Interest on Equity distributed	(293,316,146.25)	(148,663,897.46)	(468,616,384.97)
(-) Amount distributed to the capital reserve	(112,493,830.98)	(118,250,174.03)	(93,122,618.65)
Amount distributed to the statutory reserve	766,971,921.55	445,991,692.39	1,405,849,154.93

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$112.493.830.98 (one hundred and twelve million, four hundred and ninety-three thousand, eight hundred and thirty reais and ninety-eight cents).

b. Explain this allocation nature

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

05 – Elected members to the effective positions of the Board of Directors of the Company

BOARD OF DIRECTORS

Name	Date of Birth	Occupation	CPF/ Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates
João Cox Neto	May 2nd, 1963	Bachelors in Economics	239.577.781-15	Board Member	March 16th, 2018	March 16th, 2018	AGO 2019	-	Yes	No	-
Celso Luis Loducca	Julho 23th, 1958	Advertiser	007.272.598-22	Board Member	March 16th, 2018	March 16th, 2018	AGO 2019	Statutory Audit Committee Member	Yes	Yes, according to the Novo Mercado BM&FBovespa rules.	-
Piergiorgio Peluso	March 25th, 1968	Bachelors in Economics	YA 0006448	Board Member	March 16th, 2018	March 16th, 2018	AGO 2019	-	Yes	No	-
Mario di Mauro	August 26th, 1971	Bachelors in Economics	AA2248135	Board Member	November 29th, 2017	November 29th, 2017	AGO 2019	-	Yes	No	-

JOÃO COX NETO

I – Information on main professional experience during the last 5 years.

- **ESTÁCIO PARTICIPAÇÕES S.A.**
- Education
- Chairman of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From October, 2010

- **EMBRAER S.A.**
- Aviation Engineering
- Member of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since April, 2011

- **LINX S.A.**
- Techology
- Member of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since April, 2015

- **BRASKEM S.A.**
- petrochemical industry
- Member of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since June, 2016

- **ODEBRECHT TRANSPORT**
- Transport
- Member of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **COX INVESTMENTS & ADVISORY.**
- Investments & Advisory
- CEO – Chief Executive Officer and Manager Partner
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

CELSO LUIS LODUCCA

I – Information on main professional experience during the last 5 years.

- **LODUCCA PUBLICIDADE LTDA.**
- Publicity Agency
- Founder and Chairman
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2011 to 2015

- **CELLO PUBLICIDADE LTDA.**
- Publicity Agency
- Chairman
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

II – All management positions that the administrator holds in other companies or third sector organizations.

- **CASA DO SABER (WHO WE ARE Program)**
- Nonprofit Organization
- Founder and entrepreneur
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **PARCEIROS DA EDUCAÇÃO**
- Nonprofit Organization
- Member of Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

PIERGIORGIO PELUSO

I – Main professional experiences in last 5 years:

Telecom Italia S.p.A. - telecommunications sector - Chief Administration, Finance & Control Officer - since September 2012.

Fondiaria-SAI S.p.A.- insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

II – All management positions that the administrator holds in other companies or third sector organizations.

TIM Participaçoes S.A. - telecommunications industry – Member of the Board of Directors – since march 2018.

Telecom Italia Media S.p.A. - Media sector - effective Member of the Board of Directors - since October 2012.

Fondiaria-SAI S.p.A. - insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There was not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MARIO DE MAURO

I – Information on main professional experience during the last 5 years.

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunication
- Member of Board of Directors
- The Company is a subsidiary of the issuer
- Since November 2017

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunication
- Member of Board of Directors
- The Company is a subsidiary of the issuer
- From may,2015 to April, 2017

- **Telecom Italia S.P.A**
- Telecommunication
- Director of Strategy, Innovation and Quality
- The company is an indirect controlling shareholder of the issuer
- Since 2014

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM VENTURES S.P.A**
- Venture Capital
- CEO – Executive Director
- Telecom Italia S.P.A. is the controlling shareholder of TIM VENTURES S.P.A

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

06 – Appointed to the positions of effective members of the Company's Board of Directors

BOARD OF DIRECTORS

Name	Date of Birth	Occupation	CPF/ Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates
Raimondo Zizza	January 9, 1964	Engineer	YA4389152	Board Member	April 19, 2018	April 19, 2018	AGO 2019	-	Yes	No	-
Agostino Nuzzolo	April 12, 1968	Bachelors in Economics	YA3957635	Board Member	April 19, 2018	April 19, 2018	AGO 2019	-	Yes	No	-
Giovani Ferigo	July 12, 1959	Bachelors in Economics	YA5005623	Board Member	April 19, 2018	April 19, 2018	AGO 2019	-	Yes	No	-

RAIMONDO ZIZZA

I – Information on main professional experience during the last 5 years.

- **Telecom Italia S.P.A**
- Telecommunication
- Director of Information Technology
- The company is an indirect controlling shareholder of the issuer
- Since March, 2018

- **Telecom Italia S.P.A**
- Telecommunication
- Director of Information Technology – Group Telecom Italia special Projects
- The company is an indirect controlling shareholder of the issuer
- From 2017 to 2018

- **TIM CELULAR S.A.**
- Telecommunication
- Director of Information Technology
- The Company is a subsidiary of the issuer

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

AGOSTINO NUZZOLO

I – Information on main professional experience during the last 5 years.

- **Telecom Italia S.P.A**
- Telecommunication
- Secretary of the Board of Directors, General Counsel, and, Legal, Regulatory and Tax Director
- The company is an indirect controlling shareholder of the issuer
- Since, 2018

- **Telecom Italia S.P.A**
- Telecommunication
- Interim Director of Human Resources and Organizational Development
- The company is an indirect controlling shareholder of the issuer
- Since November, 2017

- **Telecom Italia S.P.A**
- Telecommunication
- Secretary of the Board of Directors, General Counsel, and, *Head of Legal Affairs*
- The company is an indirect controlling shareholder of the issuer
- Since November, 2016 to February, 2018

- **Italcementi Group**
- Building
- General Counsel, Interim Director of Human Resources and Director of Tecnhology Organizational infomation
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2008 to 2016

- **Italmobiliare S.P.A**
- Investment
- General counsel and Operational Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From June, 2016 to November, 2016

- **INWIT S.P.A**
- Telecommunication
- Director
- Telecom Italia S.P.A. is the controlling shareholder of INWIT S.P.A.

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

GIOVANNI FERIGO

I – Information on main professional experience during the last 5 years.

- **Telecom Italia S.P.A**
- Telecommunication
- Network Director
- The company is an indirect controlling shareholder of the issuer
- Since 2014

- **Telecom Italia S.P.A**
- Telecommunication
- Technology Director
- The company is an indirect controlling shareholder of the issuer

II – All management positions that the administrator holds in other companies or third sector organizations.

- **PERSIDERA S.P.A**
- Telecommunication
- Member of Board of Directors
- Telecom Italia S.P.A. is the controlling shareholder of PERSIDERA S.P.A

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect

subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

07 – Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

FISCAL COUNCIL

Name	Date of Birth	Occupation	CPF/Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nr. of Consecutive mandates
Walmir Kesseli	August 28th, 1959	Economist	357.679.019-53	Effective Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1
Oswaldo Orsolin	May 30th, 1943	Economist and Accountant	034.987.868-49	Alternate Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	11
Josino de Almeida Fonseca	February 12nd, 1940	Engineer	005.832.607-30	Effective Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	5
João Verner Juenemann	February 16th, 1940	Accountant and Administrator	000.952.490-87	Alternate Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	11
Jarbas Tadeu Barsanti Ribeiro	March 18th, 1951	Economist and Accountant	272.271.707-72	Effective Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3
Anna Maria Cerentini Gouvea Guimaraes	September 19th, 1956	Engineer	050.287.838-02	Alternate Member	April 19th, 2018	April 19th, 2018	AGO 2019	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Secretary of the Board of Officers
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Working for Africa**
- Nonprofit Organization
- President
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

II – All management positions that the administrator holds in other companies or third sector organizations.

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Secretary of the Board of Officers
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Working for Africa**
- Nonprofit Organization
- President
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2013

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

OSWALDO ORSOLIN

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since April 2015

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- From 2014 to 2015

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council/Audit Committee
- Issuer
- From 2010 to 2013

- **Grupo Simões**
- Holding: industrial beverages, vehicle and gases
- Member of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2010 to 2016

- **Grupo Simões**
- Holding: industrial beverages, vehicle and gases
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital.
- From 2004 to 2016

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since April 2016

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2014 to April 2016

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- From December 2013 to April 2014

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council/Audit Committee
- Issuer
- From April 2011 to December 2013

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since October 2010

II – All management positions that the administrator holds in other companies or third sector organizations.

Not applicable.

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunication Segment
- Alternate member of the Fiscal Council
- Issuer
- Since 2008

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors, Coordinator of the Audit Committee, and, statutory Member of the Compensation Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Member of the Board of Directors
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

- **Paquetá Calçados S.A.**
- Shoe Segment
- Member of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Dimed S.A. Distribuidora de medicamentos**
- Pharmaceutical Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Klabin S.A.**
- Paper Distribution Segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Falconi Consultores de Resultado S.A.**
- Management and Consulting
- Fiscal Council Chairman
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- President of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

II – All management positions that the administrator holds in other companies or third sector organizations.

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors;
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **FACPC**
- Third Sector
- Member of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2011

- **Fundação Grupo Boticário de Proteção à Natureza**
- Third Sector
- Member of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Information on main professional experience during the last 5 years.

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- Since 2016

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular member of the Board
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular member of the Chamber of Supervision, Ethics and Discipline, Professional Operational and Professional
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Duke Energy International Geração Paranapanema S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- Vice President and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2004

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
- Other services
- Court Expert
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

II – All management positions that the administrator holds in other companies or third sector organizations.

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- Vice president and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2014

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GUIMARÃES

I – Information on main professional experience during the last 5 years.

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternative member of the Fiscal Council
- Issuer
- Since 2016

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Organization
- Member of Board of Directors, and, Member of the Risk Management & Auditing Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2012 to 2014

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Hold of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May, 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **Instituto Brasileiro de Governança Corporativa (IBGC)**
- Nonprofit Organization
- Member of Board of Directors, and, Member of the Risk Management & Auditing Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2012 to 2014

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

08 – Attendance of Effective and Alternates members in the Boards and Committees Meetings of the Company Boards and Committees

FISCAL COUNCIL

Name	Attendance (%)
Jarbas Tadeu Barsanti Ribeiro	100%
Josino de Almeida Fonseca	100%
Walmir Kesseli	100%

09 – Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2018

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações S.A. ("Company"), at its meeting held on March 16, 2018, will be proposed to the General Meeting the following compensation:

1) Board of Directors:

Proposal for a total annual compensation of R$ 2,556,000.00 (two million, five hundred fifty-six thousand Reais).

2) Fiscal Council:

Proposal for a total annual compensation of R$ 504,000.00 (five hundred and four thousand Reais).

3) Statutory Officers:

Proposal for a total annual compensation of R$ 35,703,000.00 (thirty-five million, seven hundred three thousand Reais), and of this total the amount paid in cash is divided into: 41,3% (forty-one point three percent) corresponding to the fixed compensation and 58,7% (fifty-eight point seven percent) to variable compensation.

4) Committees

Proposal for a total annual compensation of R$ 1.134,000.00 (one million one hundred and thirty-four thousand Reais).

10 – Item 13 from the Reference Form

13.1. To describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executives, Fiscal Council, Statutory Committees and of the Audit Committee, the Risk Committee, the Accounts Committee and the Compensation Committee, approaching the following aspects:

a. objectives of the compensation policy or practice

The Company's Compensation Policy is intended to the individual valuation of each resource, with special attention to the roles that are relevant to the Company's business. This contribution is evaluated by an objective analysis of job positions and a subjective analysis of potentials and high performances.

The organizational evaluation of positions is carried out through an internal system that classifies positions in "bands" based on the Hay methodology (system to evaluate key positions of the organization) to:

✓ Facilitate the comparison with the external market

✓ Support the management and development of resources

In comparison with the external market, we use a market benchmark: compensation researches using information of the general market, conducted by large specialized consulting firms.

Always seeking to be in alignment with the Company's short-, medium- and long-term interest and based on the financial results as a benchmark for setting the variable compensation limits, it remains ensured equity between results and bonus of the Company's executives.

In addition, two different Long-Term Incentive Plans ("Long-Term Incentive Plans") were approved at the General Meeting on Aug 5, 2011 and Apr 10, 2014, which aim, through the granting of call options or subscription of shares issued by the Company: (i) to align the interests of top management with the interests of the shareholders; (ii) to implement an integrated incentive system in order to balance the time horizon and the nature of the objectives; and, (iii) to increase the competitiveness of the top management compensation package. The Plan approved in 2011 contemplated the years 2011-2013 and the Plan approved in 2014 contemplated the 2014-2016 financial years.

In 2017 the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus concession, which payment is conditional on the minimum financial achievement of TIM cash generation and divided into three payment installments.

Continuing the restructuring process informed above, the Company will submit to the appropriate corporate bodies the new design of the Long-Term Incentive Program for the years 2018-2020. The plan proposes to remunerate the participants with shares issued by the Company, subject to certain conditions of time and / or performance.

Managers — members of the Board of Directors, members of the Audit Committee and member of the Statutory Officers — are paid by the Company to which they are bound.

In the organizational structure and in accordance with the Internal Rules of the Board of Directors, there is a specific committee to address matters regarding Company's Senior Management's compensation, which is the Compensation Committee, that is composed of 3 permanent members of the Board of Directors. This Committee is permanent and its main responsibilities are as follows:

a) to prepare for the Board of Directors the apportionment proposal for the annual global amount of compensation stipulated by the General Meeting among the Company's Board of Directors;

b) to submit to the Board of Directors the proposal for the management's compensation as to ensure its consistency with creating value to our shareholders over time;

c) to regularly evaluate the criteria for the compensation of Directors and of Company's top executives, and make recommendations to the Board according to the CEO's comments;

d) to monitor the implementation of the decisions taken by the competent bodies and the Company's policies on the compensation of senior executives.

e) to consider other matters related to the compensation of the Company's members, as delegated by the Board.

Also according to the Internal Rules, the Committee must report to the Board of Directors its monitoring and evaluation activities; and also in relation to items (a) and (b) above, the Committee must report to the Board before the meeting to be held after the Annual General Meeting.

In addition to the powers above, the Compensation Committee may also assist the Board of Directors in relation to certain functions specified in the Long-Term Incentive Plan.

Board of Directors:

The compensation practice includes the payment of fixed monthly fees and fees for participation in committees.

Fiscal Council:

The practice of compensation includes the payment of fixed monthly fees.

Statutory Officers:

The compensation practice includes the payment of fixed monthly fees/salaries, direct and indirect benefits, in addition to a variable compensation by means of a profit sharing program.

Non-Statutory Officers:

The practice of compensation includes the payment of salary, direct and indirect benefits, as well as variable compensation through profit sharing program.

b. compensation composition, informing:

i. description of compensation elements and objectives of each one of them

The Executive Board's Compensation consists of 3 elements with different degrees of importance, due to the impacts that they may cause to the Company's results, as follows:

1) Fixed Compensation:

It aims at enhancing the strategic role (position size and potential) and also the individual performance, with reference values practiced by market.

2) Variable Compensation:

It aims at rewarding executives for their results, both estimated and achieved. The variable compensation, on the other hand, is divided into two groups, as follows:

2.1) MBO

MBO – *Management By Objectives* – is the short-term variable compensation program, linked to strategic indicators for the Company's *business* , that contains both organizational and business and functional goals and objectives, resulting in the rewarding and appreciation of the annual results obtained.

- **Corporate Objectives:** macro objectives of the Company, mostly financial, with high visibility to the market and/or strategic importance, which depend on the collective efforts of all company's employees to be achieved.

- **Functional Objectives:** objectives of each Board, whether shared with others or not, the results of which rely heavily on teamwork. They shall contribute directly to the achievement of corporate objectives.

2.2) Bonus (*una tantum*)

The Bonus is based on the valuation of individual performance, which justifies the recognition of the company especially against specific and relevant tactical initiatives and projects.

2.3) Long Term Incentive Plan:

The Company has established, from 2011 to 2016, a compensation plan based on shares for senior managers and for those employees who occupy key positions. This plan created a long-term incentive mechanism with the objective of: (i) aligning the interests of top management with the interests of shareholders; (ii) implementing an integrated incentive system in order to balance the time horizon and the nature of the objectives; and (iii) increasing the competitiveness of the top management compensation package.

It is worth noting that the Company has a Policy for Disclosure and Trading of Securities, in accordance with CVM Instruction No. 358/02, of which each new member elected by the Company's Senior Management becomes aware upon signing the Document of Acceptance that is filed at the Company's headquarters.

In 2017 the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus concession, which payment is conditional on the minimum achievement of the cash generation financial indicator of TIM.

Continuing the restructuring process informed above, the Company will submit to the appropriate corporate bodies the new design of the Long-Term Incentive Program for the years 2018-2020. The plan proposes to remunerate the participants with shares issued by the Company, subject to certain conditions of time and / or performance.

The 2017 and 2018-2020 programs have the same objective of stimulating the expansion, success and achievement of the Company's social objectives and aligning the interests of the Company's managers and employees with the interests of its shareholders.

3) Direct and Indirect Benefits:

It aims to increase the value received by the executives, in order to attract them and retain them in the company.

ii. in relation to the last 3 fiscal years, what proportion of each element in the total compensation calculation and adjustment methodology of each of the compensation elements.

Fiscal Year 2017 paid	Board of Directors	Fiscal Council	Statutory Officers	Non-Statutory Officers
Number of permanent members	4,6	3,0	7,7	0%
% Fixed Compensation	100%	100%	38%	0%
% Variable Compensation	0%	0%	25%	0%
% Compensation in Call Options	0%	0%	37%	0%

Fiscal Year 2016 paid	Board of Directors	Fiscal Council	Statutory Officers	Non-Statutory Officers
Number of permanent members	6,0	3,0	7,7	N/A
% Fixed Compensation	100%	100%	56%	N/A
% Variable Compensation	0%	N/A	38%	N/A
% Compensation in Call Options	N/A	N/A	6%	N/A

Fiscal Year 2015 paid	Board of Directors	Fiscal Council	Statutory Officers	Non-Statutory Officers
Number of permanent members	5,4	3,0	7,3	N/A
% Fixed Compensation	100%	100%	62%	N/A
% Variable Compensation	0%	N/A	18%	N/A
% Compensation in Call Options	N/A	N/A	20%	N/A

In addition to the members of the Board of Directors mentioned above, there is also a quantity equivalent to **5.4** members who completely waived their compensation during the fiscal year of 2017.

iii. methodology for calculation and adjustment of each one of compensation elements

The compensation structure aims at monitoring the market practices, mainly from the telecommunications market, and is annually updated in line with the movements of the market and the Company's strategic planning.

As mentioned in the introduction, the organizational evaluation of positions and compensation amounts is performed through an internal system that classifies the positions in "bands" based on the Hay methodology (system to evaluate key positions of the organization).

Through this methodology, we facilitate the comparison of the TIM positioning with the foreign market, in addition to supporting the management and development of human resources.

In comparison with the external market, we use compensation researches using information from the general market in Brazil conducted by large specialized consulting firms. According to the result, some adjustments may occur for alignment with the market and the Company's strategy.

The Executive Board's Compensation is composed by the following elements, with different degrees of importance, due to the impacts that it may cause to the Company's results, as follows:

1) Fixed Compensation

1.1) The fixed compensation consists of the payment of 12 installments per year, plus a thirteenth installment for the Statutory and Non-Statutory Officers that are governed by the CLT (Consolidation of Labor Laws).

1.2) Participation in Specialized Committees: the Company has Specialized Committees, which report to the Board of Directors, namely: Compensation Committee, Control and Risk Committee and Statutory Audit Committee. Additional Compensation is provided for participation in committees, linked to the effective participation of the member in the meetings.

The methodology for calculation and adjustment of each of the fixed compensation components shall be consistent with the importance of the function within the organizational structure, based on the market parameters as mentioned above.

2) Variable compensation

2.1) MBO

The key performance indicators that are taken into account for determining the compensation elements are the financial, economic and functional indicators, which are annually reviewed and validated.

The variable compensation of the Executive Board is directly linked to the evolution of the performance indicators that are of interest to the issuers. Thus, we align and link the interests of directors to the Company's results.

Each objective is assigned a weight and three goal levels, which correspond to 3 payment levels (70%, 100%, and 140%, All objectives are paid individually, and eligibility triggers can be applied.

Goals with attainment below the minimum goal of 70% do not generate payment and those with attainment above the maximum goal have their payment limited to 140%.

For each participant, a target value based on a wage multiple is defined and its readjustment considers the importance of the occupant function within the organizational structure, based on the Total Compensation market parameters identified in the specialized market surveys.

2.2) Bonus (*una tantum*)

The bonus is based on the valuation of individual performance, which justifies the recognition of the company especially in front of specific and relevant tactical initiatives and projects.

The implementation of this instrument is linked to a salary multiple specified in the compensation policy, in which it is currently granted a maximum value of up to 3.5 salaries.

2.3) Long Term Incentive Plan:

2011-2013 Plan: The exercise condition considers the valuation of the TIM share in relation to the exercise price (Absolute Performance) and in comparison with a benchmark index composed by the Telecom and Media Technology companies listed on B3 Exchange (Relative Performance).

The base exercise price is fixed and defined by the board of directors for each of the grants.

The number of options granted annually is determined according to:

- The annual target award defined for each participant is based on a salary multiple which readjustment considers the importance of the occupant function within the organizational structure, based on the Total Compensation market parameters identified in the specialized market research; and
- The shares' appreciation expectation in the period of 3 years (absolute performance), neutralized the effect of inflation in the period.

2014-2016 Plan: The exercise condition considers the valuation of the TIM share and is adjusted, in each exercise period, according to the TIM position in relation to the benchmark panel according to a TSR (Total Shareholder Return) ranking, which measures the stock performance during each vesting period.

The base exercise price is fixed and defined by the board of directors for each of the grants.

The number of options granted annually is determined according to:

- The annual target award defined for each participant is based on a salary multiple, which readjustment considers the importance of the occupant function within the organizational structure, based on the Total Compensation market parameters identified in the specialized market surveys; and
- Fair value based on a financial option valuation model.

Bonus 2017: The value of the bonus considers the performance of the Net Financial Position indicator. Payment will occur in 3 installments, linked to performance conditions. The target award defined for each participant was based on a salary multiple that considered the importance of the occupant function within the organizational structure, based on the Total Compensation market parameters identified specialized market research.

Plan 2018-2020: The new plan that the Company will submit to the appropriate corporate bodies considers the granting of shares, according to the achievement of a set of performance measures and according to the fulfillment of a defined period of time.

The base price of the share considers the average share price, weighted by the financial volume, over a period defined by the Board.

The number of shares granted is calculated according to the market price, dividing the target reward by the price of the base share.

The annual target award, defined for each participant, is based on a salary multiple which readjustment considers the importance of the occupant function within the organizational structure, based on the Total Compensation market parameters identified in the specialized market surveys.

3) Direct and Indirect Benefits:

3.1) Private Pension

The company has a Private Pension Plan with Banco Itaú, which guarantees to senior management of the Company the same conditions as for the other participants. For nominal salaries of up to R$ 2,620.00, the company contributes with 1% of this value. If the person receives a nominal salary higher than R$ 2,620.00, the contribution will be as follows: 1% of R$ 2,620.00 plus 6.6% referring to the difference between R$ 2,620.00 and nominal salary. For such contribution, the employee must contribute with the same value, at least. It also possible to make the value of contributions more flexible through the Flexible Benefits program.

As for the possibility of early redemption, it may take place in the following events:

In the event of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund, on demand.

At any time the participant may redeem his/her part of the contribution, subject to a penalty where the company will retain part of such contribution, in the same proportion.

It must be emphasized that the Company's Private Pension Plan does not cover the members of the Board of Directors and the Audit Committee.

3.2) Benefits Package

The Company has a comprehensive benefits package for the Senior Management, where TIM offers, according to the eligibility criteria: banking benefits, advantages with accredited institutions, extended maternity leave, extended paternity leave, extended marriage license, day-off according to employment period, health insurance, allowance for medicines, dental plan, personal pension plan, life insurance, child nutrition aid, daycare assistance, aid for children classified as PWD, and meal/food vouchers, reimbursement for tuitions and quality of life. And the package evolves according to market practices and collective agreement.

The benefits package for each member of the Senior Management considers the importance of the occupier's role within the organizational structure, based on the Total Compensation market parameters identified in the specialized market surveys.

iv. reasons that justify the compensation composition

The compensation's composition considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market research. The elements Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of the positions, through an internal system that classifies the positions in "bands" based on the methodology Hay (system with which to evaluate the main positions of the organization). All components of the compensation the interests of the Company in the short, medium and long term, and based on financial results as a parameter for the definition of variable compensation limits and the stock plan, while ensuring fairness between results and bonus of executives of the Company.

v. the existence of members not compensated by the issuer and the reason for such fact

The company has 04 members of the Board of Directors who are not compensated, once they had expressly waived the compensation, as per the Minutes of the Board of Directors dated May 5th, 2015.

c. main performance indicators that are taken into account in determining each compensation element

Fixed Compensation – In addition to the individual's performance, market practices and location are the factors considered in determining the value.

Variable Compensation:

i. **MBO** - The main corporate economic/financial indicators of the Company are associated with this instrument of compensation, such as EBITDA, OPEX and Net Revenue Services. Through this instrument we aim at achieving/exceeding the goals and objectives of the organization.

ii. **Bonus (*una tantum*)** - Appreciation of individual performance that justifies the recognition of the company. The implementation of this instrument is not necessarily bound to quantitative and predefined objectives.

iii. **Long-Term Incentive Plan** - The measurements are based on cumulative performance periods, and in the case of non-achievement of the objectives in a given year, the options may be exercised in subsequent periods provided that the accumulated minimum conditions are met.

2011-2013 Plan: Measurements are made based on cumulative performance periods and evaluating the relative and absolute performance of the action. In case of non-achievement of the objectives in a given year, the options may be exercised in subsequent periods, provided that the minimum conditions accumulated are met.
Plano 2014-2016: The options have no impediment to exercise, and the exercise price varies according to the comparative performance of the value of TIM's share in relation to the market.
Bonus 2017: Considers a financial investor's development of cash generation - Net financial position.
Plan 2018-2020: Actions are awarded according to the achievement of a set of performance measures and according to the fulfillment of a defined period of time

d. how compensation is structured to reflect the evolution of performance indicators

Through the fixed compensation instruments, in which we linked performance measures for the granting of salary increases and bonuses, as well as through variable compensation instruments, in which we linked the Company's economic objectives to the goals set in the organization, and the Plan of Long Term Incentive.

e. how the compensation policy or practice aligns with the issuer's short-, medium- and long-term interests

We link our programs to the economic-financial indicators, based on the commitment assumed in the Industrial Plan disclosed to the market, in which we reward based on the results achieved.

Through the goals set for the MBO and the Long-Term Incentive Plans, we encourage short-, medium- and long-term commitments, while maintaining the strict alignment of the Company's management interests with the interests of shareholders.

f. existence of compensation supported by subsidiaries, controlled companies, direct or indirect controlling companies

As a result of the activities performed for the Company, Company's Directors and its subsidiaries have their pay fully supported by its Parent Company TIM Celular S.A., with the exception of 2.0 directors who have compensation paid by TIM Participações. For members of the Board of Directors and Audit Committee, when paid, this compensation is fully supported by the Company.

Total compensation of Fiscal Year on December 31st, 2018 - Budget

Statutory Officers	**Total**	**TIM Celular S.A.**	**TIM Participações S.A.**
No. of members	7	5	2
Fixed Annual Compensation	**12.288.000,00**	**6.486.720,49**	**5.801.279,51**
Salary or Compensation for Work	10.355.000,00	5.234.995,76	5.120.004,24
Direct and indirect benefits	1.933.000,00	1.251.724,73	681.275,27
Investments in committees			
Other (INSS)	2.397.326,45	1.373.325,60	1.024.000,85
Description of other fixed compensations			
Variable Compensation	**14.724.000,00**	5.282.000,00	9.442.000,00
Bonus	14.724.000,00	5.282.000,00	9.442.000,00
Profit sharing			
Attendance in meetings			
Commissions			
Other			
Description of other variable compensation			
Post-employment			
Based on shares	**8.691.000,00**	**2.083.274,72**	**6.607.725,28**
Note			
Total compensation without INSS	**35.703.000,00**	**13.851.995,21**	**21.851.004,79**
Total compensation with INSS	**38.100.326,45**	**15.225.320,81**	**22.875.005,64**

Total compensation of Fiscal Year on December 31st, 2017 - Paid

Statutory Officers	Total	TIM Celular S.A.	TIM Participações S.A.
No. of members	7.7	5.7	2
Fixed Annual Compensation	10,229,349.72	5,394,121.36	4,835,228.36
Salary or Compensation for Work	9,553,259.09	5,053,255.13	4,500,003.96
Direct and indirect benefits	676,090.63	340,866.23	335,224.40
Investments in committees	-	-	-
Other (INSS)	1,335,519.44	1,335,519.44	-
Description of other fixed compensations	-	-	-
Variable Compensation	**6,703,447.04**	**3,535,715.87**	**3,167,731.17**
Bonus	6,703,447.04	3,535,715.87	3,167,731.17
Profit sharing	-	-	-
Attendance in meetings	-	-	-
Commissions	-	-	-
Other	-	-	-
Description of other variable compensation	-	-	-
Post-employment	-	-	-
Based on shares	**9,854,202.37**	**4,121,550.48**	**5,732,651.90**
Note	-	-	-
Total compensation without INSS	**26,786,999.13**	**13,051,387.70**	**13,735,611.42**
Total compensation with INSS	**28,122,518.56**	**14,386,907.14**	**13,735,611.42**

Statutory Board	Budget 2017	Paid 2017
No. of members	**8.0**	**7.7**
Amounts in R$		
Total Annual Compensation	**27,209,899.42**	**26,786,999.13**

Fiscal Year 2017 Paid	Statutory Officers
No. of members	**7.7**
Amounts in R$	
Fixed Annual Compensation	**10,229,349.72**
Salary or Compensation for Work	9,553,259.09
Direct and Indirect Benefits	676,090.63
Participation in Committees	-
Other (INSS)	1,335,519.44
Variable compensation	**6,703,447.04**
Bonus	6,703,447.04
Profit Sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based compensation	**9,854,202.37**

Fiscal Year 2018 Budget	Statutory Officers
No. of members	**7**
Amounts in R$	-
Fixed Annual Compensation	**12.288.000,00**
Salary or Compensation for Work	10.355.000,00
Direct and indirect benefits	1.933.000,00
Participation in Committees	-
Other (INSS)	2.397.326,45
Variable compensation	**14.724.000,00**
Bonus	14.724.000,00
Profit Sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based compensation	**8.691.000,00**

Board of Directors	Budget 2017	Paid 2017
No. of members	10	4.6
Amounts in R$		
Total Annual Compensation	3.690.000,00	1.760.733,33

Fiscal Year 2017 Paid	Board of Directors
No. of members	**4,6**
Amounts in R$	
Fixed Annual Compensation	**1.760.733,33**
Salary or Compensation for Work	1.213.733,33
Direct and Indirect Benefits	-
Participation in Committees	547.000,00
Other (INSS)	340.360,00
Variable compensation	-
Bonus	-
Profit Sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based compensation	-

Fiscal Year 2018 Budget	Board of Directors
No. of members	**10**
Amounts in R$	
Fixed Annual Compensation	**3.690.000,00**
Salary or Compensation for Work	2.556.000,00
Direct and indirect benefits	
Participation in Committees	1.134.000,00
Other (INSS)	738.000,00
Variable compensation	
Bonus	
Profit Sharing	
Attending meetings	
Commissions	
Other	
Post-employment benefits	
Benefits for termination of tenure	
Stock-based compensation	

In addition to the members of the Board of Directors mentioned above, there are **5.4** members, who fully resigned from their compensation during the fiscal year of 2017.

Fiscal Council	Budget 2017	Paid 2017
No. of members	**3**	3,0
Amounts in R$		
Total Annual Compensation	**504.000,00**	495.133,33

Fiscal Year 2017 Paid	Fiscal Council
No. of members	**3,0**
Amounts in R$	-
Fixed Annual Compensation	**495.133,33**
Salary or Compensation for Work	495.133,33
Direct and Indirect Benefits	-
Participation in Committees	-
Other (INSS)	99.026,67
Variable compensation	-
Bonus	-
Profit Sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based compensation	-

Fiscal Year 2018 Budget	Fiscal Council
No. of members	**3**
Amounts in R$	
Fixed Annual Compensation	**504.000,00**
Salary or Compensation for Work	504.000,00
Direct and indirect benefits	
Participation in Committees	
Other (INSS)	100.800,00
Variable compensation	
Bonus	
Profit Sharing	
Attending meetings	
Commissions	
Other	
Post-employment benefits	
Benefits for termination of tenure	
Stock-based compensation	

* The number of members indicated above, corresponds to the annual average of members of each body calculated monthly for each fiscal year.

g. existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

The Company does not provide compensation or benefit linked to the occurrence of corporate event.

13.2 – Regarding to the accounted compensation in the result of the last 3 fiscal years and the compensation expected for the current fiscal year of the board of directors, of the statutory officers and of the fiscal council:

Total compensation for the Fiscal Year on December 31st, 2018 - Budget

	Board of Directors	Statutory Officers	Fiscal Council	Total
No. of members	10	7	3	20
No. of paid members	10	7	3	20
Fixed Annual Compensation	3.690.000,00	12.288.000,00	504.000,00	16.482.000,00
Salary or pro-labore	2.556.000,00	10.355.000,00	504,000,00	14.549.000,00
Direct and indirect benefits	-	1.933.000,00	-	1.933.000,00
Participation in committees	**1.134.000,00**	-	-	**1.134.000,00**
Other (INSS)	738.000,00	2.397.326,45	100.800,00	3.236.126,45
Description of other fixed compensation				
Variable compensation	-	**14.724.000,00**	-	**14.724.000,00**
Bonus	-	14.724.000,00	-	14.724.000,00
Profit sharing				
Meeting attendance				
Commissions				
Other				
Description of other variable compensation				
Assignment position				
Post-employment				
Based on shares	-	**8.691.000,00**	-	**8.691.000,00**
Note				
Total compensation without INSS	**3.690.000,00**	**35.703.000,00**	**504.000,00**	**39.897.000,00**
Total compensation with INSS	**4.428.000**	**38.100.326,45**	**604.800,00**	**43.133.126,45**

Total compensation for the Fiscal Year on December 31st, 2017 - Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
No. of members	10	8	3	21
No. of paid members	4,6	7,7	3,0	15,2
Fixed Annual Compensation	**1.760.733,33**	**10.229.349,72**	**495.133,33**	**12.485.216,38**
Salary or pro-labore	1.213.733,33	9.553.259,09	495.133,33	11.262.125,75
Direct and indirect benefits	-	676.090,63	-	676.090,63
Participation in committees	547.000,00	-	-	547.000,00
Other (INSS)	340.360,00	1.335.519,44	99.026,67	1.786.692,78
Description of other fixed compensation	-	-	-	-
Variable compensation	-	**6.703.447,04**	-	**6.703.447,04**
Bonus	-	6.703.447,04	-	6.703.447,04
Profit sharing	-	-	-	-
Meeting attendance	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Assignment position	-	-	-	-
Post-employment	-	9.854.202,37	-	9.854.202,37
Based on shares	-	-	-	-
Note	-	-	-	-
Total compensation without INSS	**1.760.733,33**	**26.786.999,13**	**495.133,33**	**29.042.865,79**
Total compensation with INSS	**2.101.093,33**	**28.122.518,56**	**594.160,00**	**30.817.771,89**

* The number of members, indicated above, corresponds to the annual average of members of each board calculated per month for each fiscal year.

Total compensation for the Fiscal Year on December 31st, 2016 - Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
No. of members	10	7.7	3	20.7
No. of paid members	6	7.7	3	16.7
Fixed Annual Compensation	-	-	-	-
Salary or pro-labore	1,404,000	8,084,284	498,867	9,987,151
Direct and indirect benefits	-	1,162,936	-	1,162,936
Participation in committees	-	-	-	
Other (INSS)	394,800	1,112,315	99,773	1,606,888
Description of other fixed compensation	Fixed Compensation - Other refers to the payments made to the INSS.	Fixed Compensation - Other refers to the payments made to the INSS.	Fixed Compensation - Other refers to the payments made to the INSS.	-
Variable compensation	-	-	-	-
Bonus	-	7,123,241	-	7,123,241
Profit sharing	-	-	-	-
Meeting attendance	570,000	-	-	570,000
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Assignment position	-	-	-	-
Post-employment	-	-	-	-
Based on shares	-	**1,200,029**	-	**1,200,029**
Note	In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4 members who have completely waived their Compensation during the 2016 fiscal year.	-	-	-
Total compensation without INSS	1,974,000	17,570,490	498,867	20,043,357
Total compensation with INSS	**2,368,800**	**18,682,805**	**598,640**	**21,650,245**

* The number of members, indicated above, corresponds to the annual average of members of each board calculated per month for each fiscal year.

Total compensation of Fiscal Year on December 31st, 2015 - Annual Amounts

	Board of Directors	Statutory Officers	Fiscal Council	Total
No. of members	10	7.3	3	20.3
No. of paid members	5.4	7.3	3	15.7
Fixed Annual Compensation	-	-	-	-
Salary or pro-labore	1,300,000	6,693,084	497,933	8,491,018
Direct and indirect benefits	-	1,252,905	-	1,252,905
Participation in committees	-	-	-	-
Other (INSS)	334,200	1,654,530	99,587	2,088,317
Description of other fixed compensation	Fixed Compensation - Other refers to the payments made to the INSS.	Fixed Compensation - Other refers to the payments made to the INSS.	Fixed Compensation – Other refers to the payments made to the INSS.	-
Variable compensation	-	-	-	-
Bonus	-	2,836,923	-	2,836,923
Profit sharing	-	-	-	-
Meeting attendance	371,000	-	-	371,000
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Assignment position	-	-	-	-
Post-employment	-	-	-	-
Based on shares	-	**3,028,706**	-	**3,028,706**
Note	In addition to the aforementioned members of the Board of Directors, there is still an amount equivalent to 4.6 members who have completely waived their Compensation during the 2015 fiscal year.	Company's directors as a result of the activities performed for the Company and its subsidiaries have their pay fully supported by its Controlled Company TIM Celular S.A., with the exception of 1.04 director who have their compensation paid by TIM Participações	The number of members, indicated above, corresponds to the annual average of members of each board calculated per month for each fiscal year.	-
Total compensation without INSS	1,671,000	13,811,619	497,933	15,980,552
Total compensation with INSS	**2,005,200**	**15,466,149**	**597,520**	**18,068,869**

* The number of members, indicated above, corresponds to the annual average of members of each board calculated per month for each fiscal year.

13.3. Regarding to the variable compensation accounted on the last 3 fiscal years and to the one expected for the current fiscal year of the board of directors, of the statutory officers and of the fiscal council:

Fiscal Year 2018 Budget	Board of Directors	Fiscal Council	Statutory Officers	Total
No. of members	**10**	**3**	**7**	**20**
No. of paid members	**10**	**3**	**7**	**20**
Amounts in R$				
MBO				
Minimum amount estimated in the Compensation Plan	N/A	N/A	N/A	N/A
Target amount estimated in the Compensation Plan	N/A	N/A	7.118.592,00	7.118.592,00
Maximum amount estimated in the Compensation Plan	N/A	N/A	9.966.029,00	9.966.029,00
Bonus *(una tantum)*				
Minimum amount estimated in the Compensation Plan	N/A	N/A	N/A	N/A
Target amount estimated in the Compensation Plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the Compensation Plan	N/A	N/A	4.757.990,00	4.757.990,00

The figures for the MBO and the bonus (*una tantum*) programs of the Statutory Officers are directly related to the controlled companies of which their members belong.

Fiscal Year 2017 Paid	Board of Directors	Fiscal Council	Statutory Officers	Total
No. of members	**10**	**3**	**8**	**21**
No. of paid members	**4,6**	**3,0**	**7,7**	**15,2**
Amounts in R$				
MBO				
Minimum amount estimated in the Compensation Plan	N/A	N/A	0	0
Target amount estimated in the Compensation Plan	N/A	N/A	6,855,480.47	6,855,480.47
Maximum amount estimated in the Compensation Plan	N/A	N/A	10,197,672.66	10,197,672.66
Amount effectively recognized in the fiscal year result	N/A	N/A	6,703,447.04	6,703,447.04
Bonus *(una tantum)*				
Minimum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Target amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Maximum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Amount effectively recognized the fiscal year result	547.000,00	N/A	N/A	547.000,00

The figures for the MBO and the bonus (*una tantum*) programs of the Statutory Officers are directly related to the controlled companies of which their members belong.

In addition to the members of the Board of Directors mentioned above, there are 5.4 members who fully resigned from their Compensation during the fiscal year of 2017.

Fiscal year 2016 Paid	Board of Directors	Fiscal Council	Statutory Officers	Total
No. of members	**10**	**10**	**10**	**10**
No. of paid members	**10**	**10**	**10**	**10**
Amounts in R$				
MBO				
Minimum amount estimated in the Compensation Plan	N/A	N/A	0	0
Target amount estimated in the Compensation Plan	N/A	N/A	7,220,475	7,220,475
Maximum amount estimated in the Compensation Plan	N/A	N/A	10,108,666	10,108,666
Amount effectively recognized in the fiscal year result	N/A	N/A	7,123,241	7,123,241
Bonus *(una tantum)*				
Minimum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Target amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Maximum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Amount effectively recognized the fiscal year result	570.000	N/A	N/A	570.000

The figures for the MBO and the bonus (*una tantum*) programs of the Statutory Officers are directly related to the controlled companies of which their members belong.

In addition to the members of the Board of Directors mentioned above, there are 4 members who fully resigned from their Compensation during the fiscal year of 2016.

Fiscal Year 2015 Paid	Board of Directors	Fiscal Council	Statutory Officers	Total
No. of members	**10**	**3**	**7,3**	**20,3**
No. of paid members	**5,4**	**3**	**7,3**	**15,7**
Amounts in R$				
MBO				
Minimum amount estimated in the Compensation Plan	N/A	N/A	0	0
Target amount estimated in the Compensation Plan	N/A	N/A	3,257,449	3,257,449
Maximum amount estimated in the Compensation Plan	N/A	N/A	5,211,918	5,211,918
Amount effectively recognized in the fiscal year result	N/A	N/A	2,836,923	2,836,923
Bonus *(una tantum)*				
Minimum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Target amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Maximum amount estimated in the Compensation Plan	N/A	N/A	N/A	0
Amount effectively recognized the fiscal year result	371,000	N/A	N/A	371,000

The figures for the MBO and the bonus (*una tantum*) programs of the Statutory Officers are directly related to the controlled companies of which their members belong.

In addition to the members of the Board of Directors mentioned above, there are 4.6 members who fully resigned from their Compensation during the fiscal year of 2015.

13.4. Regarding to the compensation plan based on stocks of the board of directors and the statuary officers, in the last fiscal year and estimated for the current fiscal year, describe:

a. General terms and conditions

In the General Meeting held on August 5th, 2011, it was approved the Long-Term Incentive Plan, valid for the fiscal years 2011 to 2013, which consists of a stock option plan ("Plan"). Under the Plan, officers and employees of the company and its subsidiaries ("Beneficiaries") are eligible to receive call option or subscription of shares of our issue upon conclusion of contract of purchase and/or subscription of shares ("Option contract"), which shall specify: (a) the number of shares object of the option; (b) the conditions for acquisition of the right to exercise the option; (c) the final term for fiscal year in question, subject to the limit of 6 years from the date of grant; and (d) the criteria for the definition of strike price and payment conditions.

In the General Meeting held on April 10th, 2014, it was approved a new Long-Term Incentive Plan, valid for the fiscal years 2014 to 2016, which follows the same characteristics mentioned above.

The Plans approved in 2011 and 2014, due to their validity for 6 years and conditions of exercise still to be determined, remain with options that could be exercised in the last fiscal year and with a forecast for the current fiscal year.

For 2017, the Company started a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus concession, the payment of which is conditional on the minimum achievement of the cash generation financial indicator of the TIM.

In continuity of the process of restructuring informed, the Company will submit to the relevant corporate bodies the new format of the Long-Term Incentive Program for the years 2018-2020. The Plan proposes to remunerate participants with shares issued by the Company, subject to certain conditions of time and / or performance. Within the scope of the Plan, officers and employees of the Company and its subsidiaries ("Participants") are eligible to receive shares issued by us through the execution of an agreement for the granting of shares ("Agreement for Granting Shares"), which shall specify: a) the number of Shares object of the grant; (b) the general conditions and performance and grace period for acquiring the right to receive the Shares; (c) the performance factors and how they may modify the volume of Performance Shares granted and (d) the volume of Shares that will be subject to the Ownership Policy.

During 2017, the Company initiated a process of restructuring its long-term incentive plan. To this end, as approved by the Board of Directors, and exceptionally for the fiscal year of 2017, the long-term incentive plan will be in the form of bonus, whose payment is conditional upon the minimum achievement of certain financial indicators of TIM and divided into three years. By continuing the informed process of restructuring, the Company will submit to the relevant corporate bodies the new format of the long-term incentive program for the fiscal years of 2018-2020.

The Long-Term Incentive Plans based on shares are managed by our Board of Directors, with the support of the Compensation Committee, subject to the terms of the Plan and the limits established by law and our by-laws.

b. Main goals of the plan

The Plan mainly aims at: (i) aligning the interests of our management with shareholder interests (performance and value creation) and strengthen the long-term commitment; (ii) composing an integrated incentive system in order to balance the timescale (short- vs. long-term) and nature of targets (industrial versus stock); (iii) increasing the competitiveness of the Compensation package of our business; and (iv) being an important retention tool.

c. How that the plan contributes to these goals

By enabling Beneficiaries to become our shareholders in different conditions, it is expected that they have strong incentives to engage effectively with the value creation and that they exercise their functions in order to integrate the interests of shareholders, to the corporate purposes and our growth plans, thus maximizing our profits and generating a long-term relationship with these professionals to our company. The granting of call options and/or

subscription of shares also stimulates the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of shares, without, however, compromising the growth and future appreciation of the shares. It is reached, yet, through this model, the sharing of risks and of our earnings through the valuation of the shares acquired under the option plan. In addition, the model adopted is expected to be effective as managers and employees' retention mechanism, due mainly to the share of the appreciation of our actions.

d. How the plan fits into the issuer's compensation policy

The Plan is part of our compensation policy, which seeks, in addition to fair retribution and reflective performance, properly compensates the competence and responsibility of our executives who have distinguished themselves by contributing significantly to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

e. How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The options granted based on the Plan brings different mechanisms that allow the alignment of interests of managers in different term. The possibility of our Board of Directors to determine the opportunity in which the Option Agreements may be settled makes the Beneficiaries commit themselves to the constant appreciation of our actions in the short-, medium- and long-term.

f. Maximum number of shares covered

The options granted under the Plan, including those exercised or not, and excluding those canceled under the Plan may confer rights on a number of shares not to exceed 2% of the Company's shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the authorized capital of the Company.

g. Maximum number of options to be granted

The number of options to be granted will be determined by the Board of Directors, based on the proposal prepared by the Compensation Committee. In any case, each Option Agreement will ensure to the Beneficiary the right to purchase and/or subscribe at least one share of our company so that the maximum number of options granted is directly linked to the limit described in item "f" above.

h. Conditions for acquisition of shares

The conditions for acquisition of shares, as provided for in the Plan will be provided in the Option Agreement to be entered into with each of the Beneficiaries. The Board of Directors may treat differently Beneficiaries who are in a similar situation and are not bound by any rule of equality or analogy, to extend to other Beneficiaries any condition or decision that it deems applicable only to one or more determined Beneficiaries.

i. Criteria for setting the purchase or exercise price

The exercise price of the granted options ("Exercise Price"), in the case of the Plans 2011 to 2016, and the base price of the shares granted, in the case of the 2018 to 2020 Plan, set by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. 2011 - 2013 Plan

(i) Measuring Date of the Base Price of the Share: date to be fixed by the Board of Directors prior to the granting of options under the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: may change according to Grant, and shall be as follows:

1st Grant: the average value of the price of our shares, weighted according to the daily financial volume of trades made in the last 30 days at B3 prior to the Date of Measurement of the Base Price of the Share;

2nd Grant: the average value of the price of our shares, weighted according to the daily financial volume of trades made in B3 in the last 2 months prior to the Date of Measurement of the Base Price of the Share;

3rd Grant: the average value of the price of our shares, weighted according to the daily financial volume of trades made in the last 30 days at B3 prior to the Date of Measurement of the Base Price of the Share;

(iii) Measurement Date: date to be fixed by the Board of Directors, prior to the initial term of the exercise period of the options granted under the Plan (as stipulated in the respective Option Agreements), to determine the *Performance* Relative, *Performance* Absolute, Comparative Index of *Performance* Relative and other indicators necessary to calculate the Exercise Price;

(iv) Peers Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Comparative Index of *Relative* Performance:

1st Grant: the average weighted by capitalization in the stock exchange of absolute performance of shares of Peers Companies and changes in representative index of securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the daily financial volume of business conducted within 30 (thirty) days prior to the Date of Measurement of the Exercise Base Price and within 30 (thirty) days prior to the Date of Measurement. In case of extraordinary events that may affect the normal course of business of shares and index mentioned in this item and prevent the objective comparisons of data, the Board of Directors may, at its sole discretion, replace them with the B3 (Ibovespa) index;

2nd Grant: the average weighted of the absolute performance of shares issued of the Peers Companies and changes in representative index of securities portfolio, chosen by the Board of Directors and according to pre-defined weights, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the daily financial volume of business conducted within 02 (two) days prior to the Date of Measurement of the Exercise Base Price and within 02 (two) days prior to the Date of Measurement. In case of extraordinary events that may affect the normal course of business of shares and index mentioned in this item and prevent the objective comparisons of data, the Board of Directors may, at its sole discretion, replace them with the B3 (Ibovespa) index;

3rd Grant: the average weighted by capitalization in the stock exchange of absolute performance of shares of Peers Companies and changes in representative index of securities portfolio, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Relative Performance Comparison Index will be defined according to the daily financial volume of business conducted within 30 (thirty) days prior to the Date of Measurement of the Exercise Base Price and within 30 (thirty) days prior to the Date of Measurement. In case of extraordinary events that may affect the normal course of business of shares and index mentioned in this item and prevent the objective comparisons of data, the Board of Directors may, at its sole discretion, replace them with the B3 (Ibovespa) index;

(vi) *Absolute* Performance:

1st Grant: the percentage of variation between the Base Price of the Share and the average price amount of the Shares, weighted according to the daily financial volume of trades performed in the last 30 days at B3 prior to the Date of Measurement;

2nd Grant: the percentage of variation between the Base Price of the Share and the average price amount of the Shares, weighted according to the daily financial volume traded on the B3 during the 02 (two) months prior to the Date of Measurement;

3rd Grant: percentage of variation between the Base Price of the Share and the average price amount of the Shares, weighted according to the daily financial volume of trades performed in the last 30 days at B3 prior to the Date of Measurement; and

(vii) Relative Performance: the ratio resulting from the division of Absolute Performance by the Relative *Performance* Comparison Index.

If the Relative Performance is between the Minimum Goal of Relative Performance and the Relative Performance Goal, the Stock Price shall be adjusted positively as the percentage that will be recommended by the Compensation Committee and defined by the Board of Directors, limited such adjustment to 4% of Base Price of the Share.

If Relative Performance is above the Relative Performance Goal, the Stock Price will be adjusted negatively according to the percentages that may be recommended by the Compensation Committee and defined by the Board of Directors, limited such adjustment to 10% of the Base Price of the Share.

2. 2014 - 2016 Plan

(i) Measuring Date of the Base Price of the Share: date to be fixed by the Board of Directors prior to the granting of options under the Plan, to define the Base Price per Share;

(ii) Base Price of the Share: may change according to Grant, and shall be as follows:

1st, 2nd and 3rd Grant: the average value of the price of our shares, weighted according to the daily financial volume of trades made in the last 30 days at B3 prior to the Date of Measurement of the Base Price of the Share.

(iii) Date of Measurement: date to be fixed by the Board of Directors prior to the starting date of the exercise period of the options granted under the Plan (as stipulated in the respective Option Agreements), to calculate TIM positioning relative to the benchmark panel considering a *ranking* of TSR (Total Shareholder Return), necessary for calculation of the Stock Price.

(iv) Peers Companies: companies of the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining price change of Share and the Dividends to demonstrate the return provided to shareholders. It is calculated according to the following formula: (Final Share Price – Initial Share Price + Dividends) / Initial Share Price. For assessment purposes of this indicator, when a company has more than one kind of share, the result of the TSR of each is weighted by its total market value (amount of shares X price of the Shares), with reference to the period Initial Price of the Share;

(vi) Absolute Performance:

1st, 2nd and 3rd Grant: the model defined in the Plan does not consider assessment of absolute performance.

(vii) Relative Equity Performance: the ranking of equity performance, including the shares of TIM Participações S.A. and Peers Companies and/or representative index portfolio of securities, calculated using the concept of Total Shareholder Return.

If the position reached by the Company's Shares is between the last position and the middle position, the Exercise Base Price shall be adjusted positively according to the percentages listed in Annex I, this adjustment is limited to:

(a) 5% of Base Price of the Share for the 1st waiting Period;

(b) 10% of Base Price of the Share for the 2nd waiting Period;

(c) 15% of Base Price of the Share for the 3rd waiting Period;

If the position reached by the Company's Shares is between the first position and the middle position, the Exercise Base Price shall be adjusted negatively according to the percentages listed in Annex I, this adjustment is limited to:

(a) -5% of Base Price of the Share for the 1st Waiting Period;

(b) -10% of Base Price of the Share for the 2nd Waiting Period;

(c) -15% of Base Price of the Share for the 3rd Waiting Period;

If the position reached by the Company's Shares is the last position, the right of the beneficiary of 25% of the options that mature at that time will be extinguished.

2018-2020 Cycle

The expected Plan for 2018-2020 allows TIM administrators and / or employees to receive payments on shares issued by the Company, subject to certain conditions of time and/or performance. Unlike the mechanics stipulated for the Plans 2011 to 2016, the Plan 2018-2020 does not include criteria for setting the acquisition or exercise price, as it grants shares at market value, according to the rules below.

(i) Measurement Period of the Base Share Price: period, to be set by the Board of Directors, prior to the Granting of Shares, to define the Base Share Price

(ii) Base Price of Shares: average share price, weighted by the daily trading volume of B3, during the Measurement Period of the Base Share Price

j. Criteria for setting the exercise period

For Plans 2011 to 2016, the Board of Directors established the deadline for exercising the options individually for each Beneficiary in the respective Option Agreements. Nevertheless, under the terms of each Plan, the term for exercising the options was a maximum of 6 years from the date of granting them.

For the 2018-2020 Plan there is no fixed term of exercise and will come into force on the date of its approval by the General Meeting of the Company and will remain in force until the rights arising from the Granted Shares are fully exercised.

k. Liquidation Method

For Plans 2011 to 2016, the payment of the Exercise Price must be made on demand, at the time of acquisition, with the Beneficiary's own resources.

Alternatively, if the Beneficiary's relationship with the Company is in force, the Board of Directors may: (i) approve the concession to the Beneficiary of a specific term for payment by the Beneficiary of the Exercise Price, in accordance with the Plan; or (ii) approve the granting of financing to the Beneficiary, which, at the discretion of the Board of Directors, may be formalized by issuing a promissory note *pro soluto*, issued by the Beneficiary for the benefit of the Company.

In the event of financing by the Company, its discharge by the Beneficiary must be made within a maximum period of 5 calendar days (for exercises related to the 2011-2013 Plan) or 10 working days (for the years related to the 2014-2016 Plan), Beneficiary do so with the proceeds of the disposition of shares subject to the option.

For Plans 2018 to 2020, there is no settled form of settlement since there is no process of acquiring shares, since the Plan provides for the granting of shares at market value.

l. Restrictions on transfer of shares

The Board of Directors, in its sole discretion, may impose restrictions on the transfer of shares acquired or subscribed upon exercise of the shares option and/or subscription of our shares.

m. Criteria and events that, when found, will cause the suspension, modification or termination of the plan

Notwithstanding the provisions of the Plan or any of the Option Agreements, the options granted under the Plan will terminate automatically, all its effects automatically stop in the following cases:

(i) upon their full exercise;

(ii) after the expiration of the term of the options, considering the 2011-2016 Plans;

(iii) upon the termination of the Option Agreement or Grant of Shares;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries; and

(vi) in assumptions of resignation of the Beneficiary described in item "n" below.

n. Effects of the resignation of the administrator from the Company's bodies on their rights under the compensation plan based on shares

In the event that the Beneficiary leaves the Company voluntarily, or if the termination of the mandate, termination of the contract of employment or provision of services of the Beneficiary has occurred by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the employee Beneficiary of the Company), the rights arising from the option not exercisable on the date of termination, according to the rules of the Option Contract, will be automatically extinguished, in full, regardless of prior notice or indemnification . Regarding to the option whose rights may be exercised by the Beneficiary on the date of termination, under the rules of the Option Contract for the 2011-2013 Plan, such rights may be exercised within a maximum period of 30 days from the date of termination, under penalty of extinction, in full, regardless of prior notice or indemnification. If any of the grace periods provided for in the Plan has elapsed and, cumulatively, one of the exercise periods of the option is not in progress, the Beneficiary may exercise the option in the period of exercise subsequent to the termination, applying the same conditions established for the definition of the Exercise Price in such exercise period and limiting the exercise of the option to the number of shares subject to subscription or acquisition on the date of termination.

For the 2014-2016 Plan, such rights may be exercised within six months of the date of termination, under penalty of extinction, by right, regardless of prior notice or indemnification. Nonetheless, the Board of Directors will be allowed, on an exceptional basis, to anticipate the exercise period related to the options granted to the Beneficiaries who are disengaged from the Company as a result of the causes described above. In case of termination by the Company's initiative during the period up to 12 months after the event date that features the

transfer of the Company's control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors must take the necessary measures to this end, including the definition of the option exercise conditions.

In the event of dismissal on Company's initiative during the period of up to 12 months as of the date of the event that characterizes the transfer of control of the Company, the Beneficiary may fully exercise the option, in relation to rights exercisable or not yet exercisable at the time of and the Board of Directors shall adopt the measures necessary for this purpose, including the definition of the conditions for exercising the options.

For the 2018-2020 Plan, in case of Termination by decision of the Company without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company), the right to receive Granted Shares that do not have completed the Withdrawal Period on the date of termination, will be proportioned to the Grace Period effectively completed, dividing the total of months completed by the total of months that comprise the Grace Period, considering as a "month" the period of 30 days.

If the termination of the mandate, termination of the contract of employment or service of the Beneficiary was by decision of the Company for cause (or with the occurrence of facts that would constitute just cause was the Beneficiary employee of the Company), any and all right under the Option / Share Agreement shall be deemed automatically terminated, in full, regardless of prior notice or indemnification.

In the event of retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of termination, according to the rules of the Option Contract, within a maximum period of 1 year from the date of termination, regardless of prior notice or indemnification.

In the event of termination due to permanent disability of the Beneficiary, the Beneficiary may fully exercise the option, in relation to the rights exercisable or not yet exercisable at the time of termination, according to the rules of the Option Contract, within a maximum period of one-year termination, under penalty of extinction, by right, regardless of prior notice or indemnification.

In the event of the death of the Beneficiary, for the Plans 2011 to 2016, his heirs and successors may exercise the option in full, in relation to the rights exercisable or not exercisable at the time of death, according to the rules of the Option Contract, within 1 year from the date of death, under penalty of extinction, in full, regardless of prior notice or indemnification. For the 2018-2020 Plan, the heirs and successors of the Participant will receive in full the values of the Granted Shares that have not completed the Grace Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Grace period.

In the event of removal of the Participant, for the 2018-2020 Plan, making it impossible for it to perform its activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of its Share Agreement, regardless of the Period of Grace

For the purposes of the Plan, the termination will not be deemed to have occurred if the Beneficiaries / Participants are reallocated to another company of the same company group, understood as any direct or indirect controlling entity of the Company, related, controlled or subject to common control.

13.5. Regarding the compensation based on shares accounted in the results of the last 3 fiscal years and the one expected for the current fiscal year, the board of directors and statutory officers, prepare the table below with the following content:

Fiscal Year 2018 - Budget	Board of Directors	Statutory Officers
No. of members	**N/A**	**7**
No. of paid members	**N/A**	**7**
Weighted average price for the fiscal year:		
(a) From open options at the beginning of the fiscal year*	N/A	N/A
(b) From options lost during the fiscal year	N/A	N/A
(c) From options exercised during the fiscal year	N/A	N/A
(d) From options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	**N/A**	**N/A**
Grant of call options of shares		
Date of grant	N/A	N/A
Number of granted options	N/A	N/A
Deadline for options to become exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Fair value of options on grant date	N/A	N/A

The stock-based compensation provided for the current fiscal year does not provide for the granting of options with a share acquisition process based on a certain period of exercise.

The 2018-2020 Plan deals with the granting of shares at market value, according to the achievement of a set of performance measures and according to the fulfillment of a defined period of time. Similarly, there is no fixed term of exercise. The Plan shall enter into force on the date of its approval by the Company's General Meeting and shall remain in force until the rights deriving from the Granted Shares are fully exercised. Finally, since the fair value of the shares is equivalent to the face value of the share at the time of the determination of the plan grants, there is no fair value simulation.

Fiscal Year 2017	Board of Directors	Statutory Officers
No. of members	**10**	**7**
No. of paid members	**0**	**3**
Weighted average price for the fiscal year:		
(a) From open options at the beginning of the fiscal year*	N/A	R$ 8,45
(b) From options lost during the fiscal year	N/A	N/A
(c) From options exercised during the fiscal year	N/A	R$ 7,69
(d) From options expired during the fiscal year	N/A	R$ 10,42
Potential dilution in case of exercise of all options granted	N/A	N/A
Grant of call options of shares	N/A	N/A
Date of grant	N/A	N/A
Number of granted options	0	0
Deadline for options to become exercisable	N/A	N/A
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Fair value of options on grant date	N/A	N/A

For 2017, the Company began a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, the long-term incentive plan did not consider stock options and was implemented in the form of a bonus grant.

** The **weighted Average Price of Exercise** reported in table above correspond to the **Base Price of the Share** adjusted, either higher or lower, as a result of Relative Equity Performance and the other rules contained in the Plan. The values refer to the grant made in each respective fiscal year.*

Fiscal Year 2016	Board of Directors	Statutory Officers
No. of members	**10**	**8**
No. of paid members	6	0
Weighted average price for the fiscal year:	N/A	
(a) From open options at the beginning of the fiscal year*	N/A	R$ 8,10
(b) From options lost during the fiscal year	N/A	N/A
(c) From options exercised during the fiscal year	N/A	N/A
(d) From options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	**0,16%**
	N/A	
Grant of call options of shares	N/A	
Date of grant	N/A	29/set/16
Number of granted options	**0**	2.601.158
Deadline for options to become exercisable	N/A	1/3 em 29/09/2017; 1/3 em 29/09/2018 e 1/3 em 29/09/2019
Maximum term for exercise of options	N/A	29/09/22
Restriction term on transfer of shares	N/A	N/A
Fair value of options on grant date	N/A	**R$ 6.286.132**

** The **weighted Average Price of Exercise** reported in table above correspond to the **Base Price of the Share** adjusted, either higher or lower, as a result of Relative Equity Performance and the other rules contained in the Plan. The values refer to the grant made in each respective fiscal year.*

Fiscal Year 2015	Board of Directors	Statutory Officers
No. of members	N/A	8
No. of paid members	N/A	
Weighted average price for the fiscal year:	N/A	
(a) From open options at the beginning of the fiscal year*	N/A	R$ 8.45
(b) From options lost during the fiscal year	N/A	N/A
(c) From options exercised during the fiscal year	N/A	N/A
(d) From options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	0.14%
	N/A	
Grant of call options of shares	N/A	
Date of grant	N/A	10/29/15
Number of granted options	0	1,889,027
Deadline for options to become exercisable	N/A	1/3 em 10/16/2016; 1/3 em 10/16/2017 e 1/3 em 10/16/2018
Maximum term for exercise of options	N/A	10/16/2021
Restriction term on transfer of shares	N/A	N/A
Fair value of options on grant date	N/A	R$ 4,439,213

** The **weighted Average Price of Exercise** reported in table above correspond to the **Base Price of the Share** adjusted, either higher or lower, as a result of Relative Equity Performance and the other rules contained in the Plan. The values refer to the grant made in each respective fiscal year.*

13.6. Regarding the open options of the board of directors and statutory officers at the end of the last fiscal year:

- 1st Grant – 2011–2013 Plan

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	9
No. of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**0**
Date on which it will become exercisable	N/A	1/3 em 5/08/2012; 1/3 em 5/08/2013 e 1/3 em 5/08/2014
Maximum term for exercise of options	N/A	05/08/2017
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8,84
Fair value of the options at the last day of the fiscal year	N/A	R$ 2,61
Exercisable options		
Quantity	0	**0**
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	2,61
Fair value of the total of options at the last day of the fiscal year	N/A	N/A

- 2nd Grant – 2011–2013 Plan

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	8
No. of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**180.317**
Date on which it will become exercisable	N/A	N/A
Maximum term for exercise of options	N/A	05/09/2018
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8,96
Fair value of the options at the last day of the fiscal year	N/A	R$ 2,74
Exercisable options		
Quantity	0	**0**
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	2,74
Fair value of the total of options at the last day of the fiscal year	N/A	N/A

- **3rd Grant – 2011–2013 Plan**

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	9
No. of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**602,686**
Date on which it will become exercisable	N/A	N/A
Maximum term for exercise of options	N/A	07/30/2019
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.13
Fair value of the options at the last day of the fiscal year	N/A	R$ 3.02
Exercisable options		
Quantity	0	**0**
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	R$ 3.02
Fair value of the total of options at the last day of the fiscal year	N/A	R$ 1,818,103

- **1st Grant – 2014–2016 Plan**

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	9
No. of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	0
Date on which it will become exercisable	N/A	N/A
Maximum term for exercise of options	N/A	07/30/2019
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.13
Fair value of the options at the last day of the fiscal year	N/A	R$ 3.02
Exercisable options		
Quantity	0	**602,686**
Maximum term for exercise of options	N/A	07/30/2019
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 13.42
Fair value of the options at the last day of the fiscal year	N/A	R$ 3.02
Fair value of the total of options at the last day of the fiscal year	N/A	R$ 1,818,103

- **2nd Grant – 2014–2016 Plan**

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	8
No. of paid members	**0**	2
Options not yet exercisable		
Quantity	N/A	**273,392**
Date on which it will become exercisable	N/A	100% on 10/16/2018
Maximum term for exercise of options	N/A	10/16/2021
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.45
Fair value of the options at the last day of the fiscal year	N/A	R$ 2.35
Exercisable options		
Quantity	0	**546,783**
Maximum term for exercise of options	N/A	N/A
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.73
Fair value of the options at the last day of the fiscal year	N/A	R$ 2.35
Fair value of the total of options at the last day of the fiscal year	N/A	R$ 1,927,411

- **3nd Grant – 2014 – 2016 Plan**

Open options at the end of the fiscal year ended on December 31st, 2017	Board of Directors	Statutory Officers
No. of members	10	7
No. of paid members	**0**	3
Options not yet exercisable		
Quantity	N/A	**1,734,105**
Date on which it will become exercisable	N/A	50% on 09/29/2018 and 50% on 09/29/2019
Maximum term for exercise of options	N/A	09/29/2022
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.45
Fair value of the options at the last day of the fiscal year	N/A	R$ 2.35
Exercisable options		
Quantity	0	**867,052**
Maximum term for exercise of options	N/A	09/29/2022
Restriction term on transfer of shares	N/A	N/A
Weighted average price of the fiscal year	N/A	R$ 8.10
Fair value of the options at the last day of the fiscal year	N/A	R$ 2.42
Fair value of the total of options at the last day of the fiscal year	N/A	R$ 6,286,132

Notes:

1) Although the **2nd and 3rd Grants of the 2011–2013 Plan** have met the term to become exercisable in its totality, it has not fulfilled the minimum conditions of performance to be exercised yet.

2) The 2014-2016 Plan does not establish minimum condition of performance for the exercise of options. Thus, the possibility of exercise is linked to the vesting period.

13.7. Regarding the options exercised and shares delivered related to compensation based on shares of the board of directors and statutory officers in the past 3 fiscal years:

The following information presented below refers to the exercise of options held in 2017. For the fiscal years of 2016 and 2015 there was no exercise of options.

Options exercised - fiscal year ended on 12/31/2017	Board of Directors	Statutory Officers
No. of members	N/A	7
Number of paid members	N/A	3
Exercised options	N/A	582,813
Number of shares	N/A	
Weighted average price of the fiscal year	N/A	7.7475
Difference between the exercise value and the market value of shares related to options exercised	N/A	N/A
Delivered shares	N/A	N/A
Number of delivered shares	N/A	N/A
Weighted average price of purchase:	N/A	N/A
Difference between the purchase value and the market value of shares purchased	N/A	N/A

13.8. Summary description of the information required to understand the data disclosed in items 13.5 to 13.7, as well as the explanation of the method of pricing shares and options, indicating, as a minimum:

a. pricing model	Monte Carlo simulation for all grants, due to the dependence of the performance of the Companies for setting the exercise price.
b. data and assumptions used in the pricing model, including the weighted average price of shares, stock price, expected volatility, option life term, expected dividends and the risk free interest rate	**2011-2013 Plan - Grant 2012** - weighted average price of share of R$ 8.96 on the grant date, volatility of 50.46% per year, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 8.89% per year. **2011-2013 Plan - Grant 2013** - weighted average price of share of R$ 8.13 on the grant date, volatility of 48.45% per year, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 10.66% per year. **2014-2016 Plan - Grant 2014** - weighted average price of share of R$ 13.42 on the grant date, volatility of 44.6% per year, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 10.66% per year. **2014-2016 Plan - Grant 2015** - weighted average price of share (base price) of R$ 8.45 on the grant date, volatility of 35.50% per year, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 16.1% per year. **2014-2016 Plan - Grant 2016** - weighted average price of share (base price) of R$ 8.10 on the grant date, volatility of 36.70% per year, an expected life of the option corresponding to 6 years and an annual interest rate without risk of 11.73% per year. **2018-2020 Plan** - The fair value of the shares is equivalent to the face value of the share at the time of the determination of the grant of the plan. Therefore, there is no fair value simulation.
c. method used and assumptions made to incorporate the expected effects of early exercise	There is no possibility of holding early exercise. The exercise periods are pre-determined by the Board of Directors. Specifically, for the 2018-2020 Plan, there is no delimitation of the exercise period, but it is necessary, as stipulated for the 2011-2016 Plans, to wait for the grace period to be met.
d. way of determining the expected volatility	Calculated from the correlation between the historical results of TIM and the other companies that make up the panel of participating companies, in addition to the B3 index (Ibovespa), observing the daily returns in the historical period of six years (effectiveness of the Plan) before the date of evaluation.
e. if any other characteristic of the option was incorporated into the measurement of fair value	For the 2011-2016 Plans, given the characteristics of the stock option plan, as the exercise price of the options depends on the price performance of a stock / index group, the Monte Carlo method was used in the valuation and added the probability of the expected returns of stock / index value in the pricing model. As for the 2018-2020 Plan, there is no simulation of fair value, since the fair value of the shares is equivalent to the face value of the share at the moment of the determination of the grants of the plan.

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, companies controlled by or under common control, by members of the board of directors, the statutory officers or the fiscal council, grouped by agency, on the closing date of the last fiscal year

On December 31st, 2017:

Board of Directors		
Security	Securities Characteristics	Quantity
Common Stock	Registered Share	55,765

Statutory Officers		
Security	Securities Characteristics	Quantity
Shares	Registered Share	210,762

Fiscal Council		
Security	Securities Characteristics	Quantity
Shares	Registered Share	0

Controller		
Security	Securities Characteristics	Quantity
Shares	Registered Share	1,611,969,946

13.10. Regarding the retirement plans in effect for members of the Board of Directors and Statutory Board, provide the following information in tabular form:

Fiscal Year 2017	Board of Directors	Statutory Officers
No. of members	10	8
Number of paid members	0	3.67
Plan name	N/A	TIM Supplemental Social Security Plan
Number of managers who are eligible to retire	N/A	0
Conditions for early retirement	N/A	None
Updated amount of accumulated contributions in the pension plan to the close of the last fiscal year, discounted the portion relating to contributions made directly by the managers	N/A	1,430,230.48
Total accumulated amount of contributions made during the last fiscal year, discounted the portion relating to contributions made directly by the managers	N/A	311,551.60
Possibility of early redemption and conditions	N/A	Yes

* The accumulated amount can vary negatively due to the early leaving of a participant of the Pension Plan.

In addition to the members of the Board of Directors mentioned above, there are **5.4** members, who fully resigned from their Compensation during the fiscal year 2017.

I. if there is the possibility of early redemption and which conditions

In this plan, all employees are eligible and can join at any time since during the periods agreed between TIM and Itaú Previdência Privada.

During the course of the contributions, the redemption of part of the employee's contribution can also be made at any time. In the case of partial redemption, the employee forfeits the proportional amount of the company's contribution. The total Redemption of the Basic Contribution will only be possible in case of cancelling the plan.

If the employee is dismissed before filling the conditions of eligibility for the benefit, they will redeem 100% of their contribution and of the contributions from TIM, it will be according to a percentage scale that begins with a 3 year working in the company, it redeems 30% and 10 years working in the company, it redeems 100% of the company value.

13.11. Maximum, minimum and medium individual compensation of the board of directors, statutory officers and fiscal council

Annual Values in reais

	Statutory Officers			Board of Directors			Fiscal Council		
	2015	2016	2017	2015	2016	2017	2015	2016	2017
No. of members			8			10			3
No. of paid members	7.3	7.7	7.7	5.4	6.0	4.6	3.0	3.0	3.0
The highest compensation amount	-	-	-	-	-	-	-	-	-
The lowest compensation amount	-	-	-	-	-	-	-	-	-
The average compensation amount	2,113,022	2,428,090	3,478,831	373,640	394,800	386,738	202,169	202,929	166,742.75

* Due to the injunction rendered in the file of the process nº 2010.5101002888-5, by the Honorable Judge of the 5th Federal Court of the State of Rio de Janeiro, the Company does not fully disclose the information required in item 13.11.

13.12. Describing contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnity for managers in the event of dismissal or retirement, indicating the financial consequences to the issuer

For the members of the Board of Directors and Fiscal Council there is no provision in contract or other mechanism that grants additional compensation or indemnity in case of dismissal of the post or retirement.

For members of the Statutory Officers, their contracts may or may not provide for additional compensation or indemnity in case of termination. Generally, such remunerations are related to non-competition agreements and/or early termination of contract. The contracts may also provide forms of liquidation of the variable compensation that at the date of termination have not yet resulted in their available objectives.

Currently, 5 directors have contracts with clauses of this nature. In none of the contracts, the amounts involved exceed 2 annual remunerations (fixed, variable and benefits).

13.13. Regarding to the last 3 fiscal years, indicate the percentage of the total compensation of each board recognized in the issuer's results referring to members of the board of directors, statutory officers or fiscal council that are related parties to the direct or indirect controlling companies, as defined by the accounting rules that deal with this subject

Regarding the members of Management that are related parties to the direct or indirect controlling companies, we indicate below the percentage of total compensation by board recognized in the Company's results for the fiscal year of 2015, 2016 and 2017:

Board	Compensation percentage recorded in the result in		
	2015	2016	2017
Board of Directors	100%	100%	100%
Statutory Officers	100%	100%	100%
Fiscal Council	100%	100%	100%

13.14. Regarding to the last 3 fiscal years, indicate the amounts recognized in the issuer's result as compensation of members of the board of directors, statutory officers or fiscal council, grouped by board, for any reason other than the position they occupy, such as, commissions and consulting or advisory services rendered

We do not compensate in the fiscal years ended December 31st, 2015, 2016 and 2017 the members of the Board of Directors, Statutory Officers or Fiscal Council, for any titles other than their assigned duties.

13.15. Regarding to the past 3 fiscal years, indicate the amounts recognized in the result of controllers, direct or indirect, of the companies under common control and subsidiaries of the issuer as compensation to the members of the board of directors, the statutory officers or fiscal council of the issuer, grouped by board, specifying why these amounts were assigned to these individuals

The Statutory Officers has its compensation recognized in the subsidiary TIM Celular S.A., with the exception of 2.0 director whose compensation is borne by TIM Participações S.A. in 2017, 1.72 in 2016 and 1.04 in 2015. The Board of Directors' members and Fiscal Council's members are compensated by the parent company TIM Participações S.A..

2017 - compensation received by the exercise of the position in the issuer	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	2,253,739	28,122,519	633,771	31,010,028
Companies under common control	N/A	N/A	N/A	N/A
2017 - other compensation received, specifying the title	**Board of Directors**	**Statutory Officers**	**Fiscal Council**	**Total**
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

2016 - compensation received by the exercise of the position in the issuer	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	2,368,800	18,682,805	598,640	21,650,245
Companies under common control	N/A	N/A	N/A	N/A
2016 - other compensation received, specifying the title	**Board of Directors**	**Statutory Officers**	**Fiscal Council**	**Total**
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	2,368,800	18,682,805	598,640	21,650,245
Companies under common control	N/A	N/A	N/A	N/A

2015 - compensation received by the exercise of the position in the issuer	Board of Directors	Statutory Officers	Fiscal Council	Total
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	2,005,200	15,466,149	597,520	18,068,869
Companies under common control	N/A	N/A	N/A	N/A
2015 - other compensation received, specifying the title	**Board of Directors**	**Statutory Officers**	**Fiscal Council**	**Total**
Direct and indirect parents	N/A	N/A	N/A	N/A
Subsidiaries of the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

13.16. Provide any other information that the issuer deems relevant

The Company understands that there is no other relevant information.

11 – Proposal of extension of the Cooperation and Support Agreement

Cooperation and Support 2018/19 Offer

- The value of the Cooperation and Support Offer in 2018/19 is € 10,883 k, 0.1% higher than the value of the 2017/18 agreement of € 10,875 k



2015/16
2016/17
2017/18
2018/19
Total
11,751
0%
11,751
-7%
10,875
0.1%
10,883
Breakdown by Service Type
Consulting
5,277
-12%
4,648
20%
5,574
9%
6,082
1,791
66%
2,967
-28%
2,136
1%
2,162
Outsourcing
1,979
-12%
1,732
-8%
1,585
-32%
1,079
1.815
-9%
1.645
-33%
1.110
-59%
460
Plug & Play
710
7%
759
-38%
471
134%
1,100
2%
6%
17%
15%
15%
45%
6%
15%
14%
25%
40%
4%
15%
10%
20%
51%
10%
10%
4%
20%
56%
121
Consulting network
Consulting Com & Corp
Outsourcing IT
Outsourcing network
Plug & Play IT

TIM

Main Benefits of Cooperation and Support 2018/19 Offer

Consulting (76%Total)

Value in K€ and number of Projects


82 Projects
(8,244 K€)
12 New
Projects
(1,225 K€)
64
Renewed
Projects
(7,019 K€)

Main Benefits

- Support in the implementation of innovative microtechnology solutions in **Fiber Optic Networks**, especially the long-distance ones;
- Transfer of know-how, experience and best practices on **700Mhz** and **5G** technologies;
- Implementation of CPE management tool of **Tim Live** clients - aiming cost reductions from the CPEs' management and an increase on customers' quality perception.
- Consulting services to support and share know-how of **digital channels** in terms of strategy, sales operations and technical support in service operations;
- Sharing experience in the implementation of **IFRS15 / 16**;
- Development of common and structural initiatives to prevent and restrain revenue losses through controls and performance improvements in the analysis of **Revenue Assurance** KPIs (Finance, Network and IT)

Main Benefits of Cooperation and Support 2018/19 Offer



Customer Experience
1
Spectrum
2
Fiber
3
Sites
Big Data/Analytics 4
Culture/Knowledge 5

Enhanced and dynamic customer expectations demands a robust plan of network expansion driven by analytic insights, on top of major cultural transformation

1. Use spectrum opportunities to maximize TIM Assets
2. Fiber deployment to support an ultra broadband convergent network
3. Demand to increase site density
4. Advanced analytics tools
5. Dynamic customer expectations and new technologies driving a disruption in the current telcos operating model

TIM

CTO TIM Brasil directorships	CAPEX (€ Mi)	Main Benefits to TIM Brasil
Innovation & Technology	455	• Telecom Italia methodologies and know-how for test environment setup and testing activities.
Network Engineering (1) (3)	2.644	• Share 5G experiences and transfer of know-how; • Methodologies for a more effective, time to market, process of dimensioning and planning mobile access coverage; • Provide TIM Italy experience of IOT services, as well as NFV-I Architecture; • Evolution of the transport network towards an integration of IP and Optical layers.
Network Implementation	234	• Improvement of Quality Control &Vendor Rating process
Network Operations (4)	2.585	• Support on O&M platforms and services; • Provide efficiency in the operation of TIM Live services.
Management & Control (4)	158	• Energy, Leased Lines, Rental and Sharing Projects; • Improvement of TIM Brasil experience on performance processes associated to Network Quality.
Fiber Access Network (2)	1.084	• Integrate TIM Brasil's UBB Service Creation process via Innovation, Engineering and Testing process. • Optimize the performances of new services and networks FTTH GPON
TOTAL*	7.160	

Summary – Rate Comparison (2018/19 Offer - 11th Amendment)

Accenture evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting services and for the outsourcing services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Consulting

€/Man Day	Italian fares Min	Italian fares Max	TI Blended	Brazilian fares(*) Min	Brazilian fares(*) Max
Average Fares	992	1,755	902	878	2,029

Outsourcing: Network

€/Man Day	Italian fares Min	Italian fares Max	TI Blended	Brazilian fares(*) Min	Brazilian fares(*) Max
Average Fares	270	526	376	217	727

Outsourcing: IT

€/Man Day	Italian fares Min	Italian fares Max	TI Blended	Brazilian fares(*) Min	Brazilian fares(*) Max
Average Fares	387	592	512	241	582

(Average range – Analysis on Italian fares; Average range – Analysis on Brazilian fares(*); status: Normal for all three)

Risk Attention Normal

(*) The Brazilian fares were impacted by the exchange rate movement i.e. the increase in the value of the Real against the Euro.

Daily Rate and Average Fee Comparison - €/Man Day (2017/18 and 2018/19)

There is a daily travel expense rate that have to be added to the daily rate when the service is delivered in Brazil:

- Consulting: 700 €/Man Day – full rate and 660 €/Man Day – discounted rate
- Outsourcing Network: 700 €/Man Day
- Outsourcing IT: 600 €/Man Day

			2017/18	2018/19	2018/19 (discounted)
Consultoria	Daily Rate Senior Manager	Italy	1,085	1,085	1,020
		Brazil*	1,785	1,785	1,680
	Daily Rate Manager	Italy	665	665	625
		Brazil*	1,365	1,365	1,285
	Daily Rate Senior Consultant	Italy	490	490	461
		Brazil*	1,190	1,190	1,121
Outsourcing & other Services	Daily Rate Network	Italy	336	304	
		Brazil*	1,036	1,004	
	Daily Rate IT	Italy	404	400	
		Brazil*	1,104	1,000	

		2017/18	2018/19
Average Fare (Blended)	Consulting	885	902
	Outsourcing Network	626	376
	Outsourcing IT	404	512

(*) Rates breakdown by professional level is not available for Outsourcing Services

TIM

125

Daily Rate Comparison - €/Man Day (2017/18 and 2018/19)

There is a daily travel expense rate that have to be added to the daily rate when the service is delivered in Brazil:

- Consulting: 700 €/Man Day – full rate and 660 €/Man Day – discounted rate
- Outsourcing Network: 700 €/Man Day
- Outsourcing IT: 600 €/Man Day

Consulting			2017/18	2018/19	2018/19 (discounted)
	Daily Rate Senior Manager	Italy	1,085	1,085	1,020
		Brazil*	1,785	1,785	1,680
	Daily Rate Manager	Italy	665	665	625
		Brazil*	1,365	1,365	1,285
	Daily Rate Senior Consultant	Italy	490	490	461
		Brazil*	1,190	1,190	1,121

Outsourcing & other Services			2017/18	2018/19
	Daily Rate Network	Italy	336	304
		Brazil*	1,036	1,004
	Daily Rate IT	Italy	404	400
		Brazil*	1,104	1,000

TIM

(*) Rates breakdown by professional level is not available for Outsourcing Services

Summary – Historical Comparison of the last 5 years

- This year a historical comparison was made by service type between the information of Fairness Opinion documents and the closing accounting reports of the projects carried out by TI from 2013 to 2017/18.
- The Consulting average rate for 2014/15 was slightly above the figure forecasted in that year's Fairness (8%), but remained below the average fares practiced in the Brazilian and Italian markets.

		2013	2014/15	2015/16	2016/17	2017/18*
Consulting	Project Value Executed x Forecasted	Lower	Lower	Lower	Lower	
	Average Rate Executed x Forecasted	Lower	Higher	Lower	Lower	Same
	Executed Rate x Brazilian Fare Range	Below	Below	Below	Below	Below
Outsourcing and Other Services	IT - Project Value Executed x Forecasted	Same	Lower	Lower	Lower	
	Network - Project Value Executed x Forecasted	Same	Lower	Lower	Lower	
Plug & Play	Project Value Executed x Forecasted	Same	Same	Lower	Lower	

*Executed values until December 2017

Note: For this view, variations of +/- 2% were disregarded

Lower value for Executed vs Forecasted at Fairness; Executed Rate below the Brazilian Fare Range at Fairness

Higher value for Executed vs Forecasted at Fairness; Same value for Executed and Forecasted at Fairness

12 – 11th Amendment to the Cooperation and Support Agreement

ELEVENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Eleventh Amendment to the Cooperation and Support Agreement (the "**Eleventh Amendment**") is made this _____day of _____ 2018, by and between:

TIM S.p.A., a company directed and coordinated by Vivendi S.A., incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010, share capital of euro 11,677,002,855.10 fully paid up (hereinafter referred to as "TI")

and

Tim Celular S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Vila Andrade, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 04.206.050/0001-80, (hereinafter referred to as "**TIM CELULAR**"), **TIM S.A. (formerly denominated Intelig Telecomunicações Ltda).**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B, térreo, Bairro São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as "**TIM S.A.**"), and **Tim Participações S.A.**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, Torre Norte, 12º andar, sala 1212, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "**TIM PART**");

For the purposes hereof TI, TIM CELULAR, TIM S.A. and TIM PART shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, and the 2nd of January 2014, 14th April 2015, 28 th April of 2016, 26th April 2017 TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment and Tenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2018 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017 and 2018);

WHEREAS, effective as of the 30th of December 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, according to the Tenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2018;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a S.A. company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "**TIM S.A.**";
WHEREAS, TIM CELULAR and TIM S.A. are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Eleventh Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. Definitions and Interpretation.

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Eleventh Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Eleventh Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Eleventh Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Eleventh Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Eleventh Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR, TIM S.A. and TIM PART.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR, TIM S.A. and TIM PART.

2. Amendment to the Agreement.

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2018, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2019 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of 10.883.000 € (ten million, eight hundred eighty three thousand Euro) the "**Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Eleventh Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Eleventh Amendment, it is finally agreed between the Parties in the version which is enclosed

hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Eleventh Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Eleventh Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Eleventh Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Eleventh Amendment and are incorporated herein by reference, *mutatis mutandis*.

____
TIM S.P.A.
By:
Title:

____
TIM CELULAR S.A.
By:
Title:

____
TIM S.A. By:
Title:

____
TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

____________________	____________________
By	By

13 – Long Term Incentive Plan Proposal

TIM PARTICIPAÇÕES S.A.

LONG-TERM INCENTIVE PLAN

1. PURPOSE OF THE PLAN

1.1. The purpose of this Long-Term Incentive Plan ("Plan"), established in accordance with the applicable legislation and regulations, is to enable the administrators and/or employees of TIM Participações ("Company") or other companies under its direct or indirect control (which are included in the definition of Company for the purposes of this Plan), to receive payments on shares issued by the Company, subject to certain conditions of time and / or performance, in order to stimulate the expansion, success and achievement of the Company's corporate objectives and to align the interests of the Company's administrators and/or employees with the interests of its shareholders.

2. DEFINITIONS

2.1. The terms below, when used in capital letters throughout this Plan, whether in the plural or in the singular, shall respect the following definitions:

(i) Plan: the present Long-Term Incentive Plan, duly approved by the Company's Shareholders Meeting;

(ii) Shares: common shares issued by TIM Participações or other type of shares in which they are converted;

(iii) Granted Shares: means the Shares granted to the Participants and subject to the regulations of this Plan and the respective Share Grant Agreement;

(iv) Restricted Shares: Granted Shares subject to vesting conditions, the regulations of this Plan and the respective Share Grant Agreement;

(v) Performance Shares: Granted Shares subject to vesting and performance conditions, the regulations of this Plan and the respective Share Grant Agreement;

(vi) Vesting Period: period in which the Participant is unable to receive the Shares Granted to him or part thereof;

(vii) Performance Factors: means the factors related to the Performance targets, established for the Performance Shares, that can modify, up or down, the volume of Granted Shares;

(viii) Share Grant Agreement: means the particular instrument granting Shares, to be celebrated between the Company and the Eligible, through which he acquires the status of Participant, declaring that he knows and accepts all the terms and conditions of the Plan;

(ix) Grant Date: unless otherwise stated in the Share Grant Agreement, means the date of the meeting of the Board of Directors that resolved on the granting of the Shares to the Participants;

(x) Participants: natural persons selected by the Company's Board of Directors as eligible to the Plan, among administrators and/or employees of the TIM Participações or companies under its control;

(xi) Termination: means the termination of the legal relationship of an administrator or employee between the Participant and the Company or companies under its control, for any reason, including

without limitation, resignation, dismissal, substitution or termination of office as administrator without reelection, application for voluntary dismissal and / or dismissal with or without cause;

(xii) B3: B3 S.A. – Brasil, Bolsa, Balcão;

(xiii) Base Price of the Share: average of share price, weighted by the daily financial trading volume on B3, during the Assessment Period of the Base Price of the Share;

(xiv) Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Shares, to determinate the Base Price of the Share

(xv) Stock Ownership Guidelines: it is the policy that determines the minimum volume of Shares that a Participant must maintain on its property during its relationship with the Company;

(xvi) Board of Directors: means the Board of Directors of the Company;

(xvii) Compensation Committee: means the compensation advisory committee of the Company's Board of Directors, having the attributions established in the Internal Regiment of the Company's Board of Directors and the documents attached thereto, as approved at the Meeting of the Company's Board of Directors held on 09/30/2008 and;

(xviii) Eligible: as definitions stated on item 4.1 below.

3. ADMINISTRATION OF THE PLAN

3.1. The Plan shall be administered by the Company's Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company's By-laws.

3.2. The Board of Directors will have authority to administer the Plan, subject to the Company's By-laws, having powers to:

(i) deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;

(ii) modify the terms and conditions of the Shares granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or contract; except what is stated on item 3.3;

(iii) decide on omitted cases, observing Plan's regulation and applicable law;

(iv) examine exceptional situations related with this Plan;

(v) select the Participants, at its sole discretion;

(vi) authorize Company's administrators to sign Share Grant Agreement with Participants of the Plan; and

(vii) in case of exceptional situations that cause the impossibility of Plan continuity, create mechanisms and rules and/or change the Share Grant Contract, including its substitution by similar contracts, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives;

3.3. The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted; (ii) amend the provisions governing the eligibility of Participants; or (iii) without the titleholder's consent, change or impair any rights or obligations arising out of any agreements executed with any Participant.

4. ELIGIBLE

4.1. The Board of Directors shall determine, among administrators and/or employees of the Company's most senior hierarchical level, those eligible as Participants ("Eligible"), who will be classified in different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

4.2. The Eligible should be evaluated through a procedure conducted by the Board of Human Resources and supervised by the Company's Chief Executive Officer, who, once the evaluation is completed, will recommend to the Compensation Committee, among the Eligible, the Participants, given the importance and essentiality of their function, their performance, their involvement in strategic projects and the added value that they offer to the Company.

4.3. After examining the valuation referred to in the previous clause, the Compensation Committee will prepare a proposal, to be assessed and resolved by the Board of Directors, for the definition of the Participants, as well as the maximum number of Restricted Shares and Performance Shares to be granted to them.

5. SHARES INCLUDED IN THE PLAN

5.1. The Granted Shares, may be Restricted Shares and / or Performance Shares, under the Plan, including those already transferred on behalf of the Participants or not, and discounted those canceled under Clause 11 below, may confer rights on a number of Shares that do not exceeds 2% (two percent) of the total Shares issued by the Company during the term of the Plan..

5.2. For the purpose of satisfying the transfer of Shares granted under the Plan, the Company may, at the discretion of the Board of Directors, transfer to the Participant Shares held in treasury.

6. SHARE GRANT

6.1. For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee:

(i) the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in Section 5.1 of this Plan;

(ii) the Assessment Periods of the Base Price of the Share; and

(iii) the Vesting Period for total or partial transfer of the Shares on behalf of the Participants;

(iv) the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants

(v) the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in Clause 5.1 of this Plan; and

(vi) the individual volume of Shares that will be subject to Share Ownership Guidelines;

6.2. The Granting of Shares to the Participants shall be carried out within three (3) years as from the date of approval of the Plan, and the Board of Directors shall determine the time and periodicity of the grants.

6.3. The Granting of Shares shall be done by means of the execution of the Share Grant Agreement, prepared in accordance with the rules of this Plan and which shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of Shares object of the grant ; (B) the general conditions and performance and vesting period for acquiring the right to receive the Shares; (D) the performance factors and how they may modify the volume of Granted Performance Shares and (e) the volume of Shares that will be subject to Share Ownership Guidelines.

6.4. Any Share granted under the Plan is subject to all terms and conditions set forth herein, which will prevail in the event of inconsistency with respect to regulations of any Share Grant Agreement or supplementary document.

7. VESTING PERIOD

7.1. The Shares Granted under the Plan may be transferred to the Participants in compliance with the minimum vesting periods established by the Board of Directors, observing the maximum limit of 1/3 (one third) of the volume of Shares Granted, for each year, accumulated from the Grant Date;

8. SHARE TRANSFER TO THE PARTICIPANTS

8.1. The maximum term of the Company to transfer the shares to the Participant, meeting the applicable performance and vesting conditions, is 90 days after the end of the vesting period. After this period, the Company shall pay the equivalent amount in cash, as provided in Clause 9. The restriction periods of item 8.2 are not considered for the purposes of the maximum term.

8.2. The Board of Directors may determine the suspension of the right to receive Shares whenever there are situations that, according to the law or regulation in force, restrict or impede the trading of Shares by the Participants.

8.3. If the Company is unable to transfer the Shares due to the refusal or inertia of the Participants, in particular considering the required formalities, the Company will be considered exempt from any liability related to the effective delivery of such Shares.

9. PAYMENT IN CASH

9.1. The Board of Directors may establish that, instead of transferring part or all of the Shares to the Participant, the Company will pay him the cash equivalent.

9.2. The payment shall be made to the Participant, in the account under his name specified on the Share Grant Agreement, until the last working day of the subsequent month of the ending month of the vesting period.

10. CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

10.1. The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.

10.2. In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted

Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.

10.3. In the event of a change in Control of the Company, all Shares Granted (considering 100% of the performance conditions for the remaining period), regardless of the fulfillment of the vesting period, shall be paid to the Participants in cash, to the value of the Share in the operation which configured the change of Control of the Company.

11. TERMINATION OR ABSENCE OF THE PARTICIPANT

11.1. In the event that the Participant voluntarily leaves the Company, the rights to receive the Granted Shares that have not yet completed the Vesting Period on the date of termination will automatically be terminated, regardless of prior notice or indemnification.

11.2. In the event of Termination by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares that have not yet completed the Vesting Period in the the date of termination shall be proportional to the Vesting Period effectively completed, dividing the total of months completed by the total of months that comprise the Vesting Period, considering the period of 30 calendar days as the "month".

11.3. In the event of Termination by decision of the Company with the occurrence of just cause (or with the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares will automatically and lawfully be extinguished, regardless of notice or indemnification.

11.4. In the event of the death of the Participant, its heirs and successors will receive in full the amounts of the Granted Shares that have not yet completed the Vesting Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Vesting Period.

11.5. In the event of long term absence of the Participant, making it impossible for him to perform his activities in the Company, the Board of Directors may authorize the transfer of part or all of the Shares object of his Share Grant Agreement, observed the vesting period.

11.6. For the purposes of this Clause, the Board of Directors may determine that the termination shall not have occurred in the event that the Participants are transferred to another company of the same company group (thus understood as any direct or indirect controlling entity of the Company, affiliate, subsidiary or subject to common control) and to determine specific rules for the treatment of such cases.

12. DURATION OF THE PLAN

12.1. The Plan will be effective on the date of its approval by the Company's Shareholders Meeting and will remain effective until the rights resulting from the Shares granted are fully exercised.

12.2. In the event of dissolution and liquidation of the Company, the Plan and the Shares based thereon will be automatically terminated.

13. SHAREHOLDER RIGHTS

13.1. The shares delivered to the Participants shall have the rights established in this Plan and in the respective Contracts, provided that the Participant shall not have any of the rights and privileges of a

Company's shareholder, in particular, to receive dividends and interest on own capital related to the Granted Shares, until the date of its transfer to the Participants

13.2. Notwithstanding the provisions of Clause 13.1, the Board of Directors may establish the payment of the amount equivalent to such dividends and interest in cash or in shares, in the manner to be established in the Share Grant Agreement.

14. MISCELLANEOUS

14.1. The signature of the Share Grant Agreement will imply the express acceptance of all terms of the Plan by the Participant, which is fully bound to comply with them.

14.2. No provision of the Plan or Share granted under the Plan shall entitle any Participant to remain as an administrator and/or employee or yet as a service provider of the Company.

14.3. The rights and obligations resulting from the Plan and the Share Grant Agreement may neither be assigned nor transferred, in full or in part by the Participant, or given in security of any obligations, without the prior written consent of the Board of Directors.

14.4. It is hereby expressly agreed that either party abstention to exercise any right, power, resource or faculty, ensured by law, by the Plan or the Share Grant Agreement, will not constitute a novation, nor will any eventual delay tolerance in the execution of any obligations by any of the parties. Any of the hypotheses will not prevent the other party, at its sole discretion, from exercising such rights, powers, resources or faculties, at any time, which will be added to and not replace any others ensured by law.

14.5. The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.